Filed Pursuant to Rule 424(b)(5)

Registration No. 333-105350

Prospectus Supplement

(To Prospectus Dated May 29, 2003)

10,125,000 shares

Common Stock

We are selling 10,125,000 shares of our common stock. Our common stock trades on the New York Stock Exchange under the symbol “NYB.” On January 26, 2004, the last reported sale price of our common stock was $41.51 per share.

Investing in the shares involves risks.

“ Risk Factors” begin on page S-6.

	Per Share	Total
Public Offering Price	$39.95	$404,493,750
Underwriting Discount (1)	$0.45	$4,556,250
Proceeds, Before expenses, to New York Community Bancorp, Inc.	$39.50	$399,937,500

(1)	In addition, the underwriter may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers.

These securities are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares will be made on or about January 30, 2004.

Bear, Stearns & Co. Inc.

The date of this prospectus supplement is January 26, 2004.

PROSPECTUS SUPPLEMENT

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, and the other documents we incorporate by reference in this prospectus supplement and in the accompanying prospectus, include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Forward-looking statements, which are based on certain assumptions, and describe our future plans, strategies, and expectations, are generally identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “plan” or other similar expressions. Although we believe that our plans, intentions and expectations, as reflected in these forward-looking statements are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved or realized. Our ability to predict results or the actual effects of our plans and strategies are inherently uncertain. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus supplement and the accompanying prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth under the heading “Risk Factors,” beginning on page S-6 of this prospectus supplement, under the heading “Forward-Looking Statements and Associated Risk Factors” in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Quarterly Report on Form 10-Q, in our most recent Annual Report on Form 10-K and in other reports filed with the Securities and Exchange Commission. These factors are not intended to represent a complete list of the general or specific factors that may affect us. Representative factors that could have a material adverse effect on our operations and on our subsidiaries’ operations include, but are not limited to, changes in market interest rates, general economic conditions, legislation, and regulation; changes in the monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board; changes in the quality or composition of the loan or investment portfolios; changes in deposit flows, competition, and demand for financial services and loan products in our local markets; changes in local real estate values; changes in accounting principles and guidelines; war or terrorist activities; and other economic, competitive, governmental, regulatory, geopolitical and technological factors affecting our operations, pricing and services.

You should not place undue reliance on these forward-looking statements, which reflect our expectations only as of the date of this prospectus supplement. We do not assume any obligation to revise forward-looking statements except as may be required by law.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus. This prospectus supplement and the prospectus are part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of securities described in the accompanying prospectus in one or more offerings, from time to time, up to a total dollar amount of $600,000,000, of which this offering is a part. The accompanying prospectus provides you with a general description of the securities we may offer. This prospectus supplement provides you with specific information about the common stock we are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us and other information you should know before investing. This prospectus supplement also adds to, updates and changes information contained in the accompanying prospectus. To the extent the information in this prospectus supplement is different from that in the accompanying prospectus, you should rely on the information in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information described under “Incorporation by Reference” on page S-22 of this prospectus supplement, before investing in shares of our common stock. Unless otherwise indicated in this prospectus supplement, the terms “we,” “us,” and “our” mean New York Community Bancorp, Inc. and its consolidated subsidiaries, and the term “the Bank” refers to New York Community Bank, our wholly-owned subsidiary.

NEW YORK COMMUNITY BANCORP, INC.

We are a registered bank holding company whose principal business is conducted by our wholly-owned subsidiary, New York Community Bank. At September 30, 2003, we had total assets of approximately $12.9 billion, total deposits of approximately $4.9 billion, and total consolidated stockholders’ equity of approximately $1.3 billion.

On October 31, 2003, we completed our previously announced merger with Roslyn Bancorp, Inc., as a result of which, Roslyn Bancorp merged with and into us and Roslyn Bancorp’s primary subsidiary, The Roslyn Savings Bank, merged with and into the Bank. At September 30, 2003, Roslyn Bancorp had total assets of approximately $10.6 billion, total deposits of approximately $5.9 billion, and total consolidated stockholders’ equity of approximately $519 million.

We believe the Bank is one of the leading originators of multi-family mortgage loans in the City of New York and the third largest thrift institution in the United States, based on market capitalization at December 31, 2003. The Bank serves its customers through seven community divisions with a total of 139 banking offices, including 87 traditional and 52 in-store branches throughout New York City, Nassau, Suffolk and Westchester counties, and New Jersey.

Our common stock trades on the New York Stock Exchange under the symbol “NYB.”

CORPORATE GROWTH STRATEGY

Our primary strategy is to attract deposits from our customers in New York City, Long Island, Westchester County and New Jersey and to invest these deposits, together with funds generated from operations, loan sales and borrowings, primarily in multi-family mortgage loans secured by properties in our market area and, to a lesser extent, in commercial real estate and construction loans and investment grade securities. We also seek to establish new banking branches and pursue acquisitions of other institutions or their branches in accordance with our disciplined acquisition strategy. Our recently completed merger with Roslyn Bancorp is consistent with this strategy. We do not have any specific plans for further mergers or acquisitions at this time.

THE OFFERING

Common stock offered by New York Community Bancorp, Inc.	10,125,000 shares

Shares outstanding after the offering	202,611,805 shares

Use of proceeds	We intend to use the net proceeds of this offering to make equity contributions to the Bank to increase its net tangible assets; for general corporate purposes, including possible stock repurchases from time to time; and to finance multi-family loan originations and potential acquisitions of banking branches, other financial institutions, and other financial services companies. We do not have any specific plans for mergers or acquisitions at this time. See “Use of Proceeds.”

Dividend Policy	We generally pay quarterly dividends on our common stock depending on our financial results, determinations by our board of directors and certain regulatory requirements.

Risk factors	See “Risk Factors” and other information included in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.

New York Stock Exchange symbol	NYB

The number of shares shown as outstanding assumes completion of the offering as of December 31, 2003, and excludes outstanding options to purchase 19,930,143 shares of our common stock at a weighted average option price of $19.33 per share.

Unless otherwise indicated, all information in this prospectus supplement for the period ending, and as of, September 30, 2003, excludes 14,493,264 shares of our common stock subject to outstanding options at that date.

RISK FACTORS

You should carefully review the information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus and should particularly consider the following factors.

Our focus on multi-family, commercial real estate and construction lending may hurt our earnings.

Our business strategy centers on continuing our emphasis on multi-family real estate loans and, to a lesser extent, commercial real estate and construction loans in order to expand our net interest margin. These types of loans generally have higher risk-adjusted returns and shorter maturities than one-to-four family residential mortgage loans. At September 30, 2003, our multi-family, commercial real estate and construction loans totaled $5.7 billion, which represented 96% of our total gross loans. If we continue to increase the level of our multi-family, commercial real estate and construction loans, we will increase our credit risk profile relative to traditional thrift institutions that have higher concentrations of one-to-four family loans.

Loans secured by multi-family and commercial real estate properties are generally for larger amounts and involve a greater degree of risk than one-to-four family residential mortgage loans. Payments on loans secured by multi-family and commercial real estate buildings generally depend on the income produced by the underlying properties, which in turn depend on the successful operation or management of the properties. Accordingly, repayment of these loans is subject to adverse conditions in the real estate market or the local economy. The Bank seeks to minimize these risks through its underwriting policies, which restrict new originations of such loans to the Bank’s primary lending area and require such loans to be qualified on the basis of the property’s net income and debt service ratio; however, there can be no assurance that our underwriting policies will protect us from credit-related losses.

Construction financing typically involves a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property’s value at completion of construction or development compared to the estimated cost (including interest) of construction. If the estimated value proves to be inaccurate, the loan may be undersecured. We seek to minimize these lending risks through our lending policies and underwriting standards. A downturn in the local economy, however, could have a material adverse effect on the quality of the commercial real estate and construction loan portfolios, thereby resulting in material delinquencies and losses to our operations.

Rising interest rates may reduce our net income and future cash flows.

Our income and cash flows are affected by changes in interest rates, over which we have no control. Our primary source of income is our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense incurred on our interest-bearing liabilities. At September 30, 2003, our one-year interest rate sensitivity gap (the difference between our interest rate sensitive assets maturing or repricing within one year and our interest rate sensitive liabilities maturing or repricing within one year, expressed as a percentage of total assets) was negative 21.18%. In a rising interest rate environment, an institution with a negative gap would generally be expected, absent the effects of other factors, to experience a greater increase in its cost of liabilities relative to its yield on assets, and thus a decrease in its net interest income.

We also monitor changes in the net present value of the expected future cash flows of our assets and liabilities, which is referred to as net portfolio value or NPV. The NPV ratio is our NPV divided by the estimated market value of total assets. The NPV ratio can be viewed as a corollary to our capital ratios. To monitor our overall sensitivity to changes in interest rates, we model the effect of instantaneous increases and decreases in interest rates of 200 basis points on our assets and liabilities. As of September 30, 2003, an increase in interest rates of 200 basis points would have reduced our NPV by approximately 14.27%. There can be no assurance that future changes in our mix of assets and liabilities will not result in greater changes to our NPV and NPV ratio.

Recent and possible future acquisitions could involve risks and challenges that could adversely affect our ability to achieve our profitability goals for acquired businesses or realize anticipated benefits of those acquisitions.

We have grown significantly in the past several years and our strategy includes the possible acquisition of banking branches, other financial institutions and other financial services companies. Most recently, we completed our merger with Roslyn Bancorp on October 31, 2003. We cannot assure you that we will be able to identify suitable acquisition opportunities or finance and complete any particular acquisition, combination or other transaction on acceptable terms and prices. Furthermore, all acquisitions involve a number of risks and challenges, including:

•	diversion of management’s attention;

•	the need to integrate acquired operations, internal controls and regulatory functions;

•	potential loss of key employees and customers of the acquired companies; and

•	an increase in our expenses and working capital requirements.

Any of these and other factors could adversely affect our ability to achieve anticipated benefits of acquisitions.

Our allowance for loan losses may be inadequate, which could hurt our earnings.

The Bank’s reserve for possible credit losses may not be adequate to cover actual loan losses and if we are required to increase our reserve, current earnings may be reduced. When borrowers default and do not repay the loans that we make to them, we may lose money. Our experience shows that some borrowers either will not pay on time or will not pay at all, which will require us to cancel or “charge off” the defaulted loan or loans. We provide for losses by reserving what we believe to be an adequate amount to absorb any probable inherent losses. A “charge-off” reduces our reserve for possible credit losses. If our reserves were insufficient, we would be required to record a larger reserve, which would reduce earnings for that period.

Changes in economic conditions could cause an increase in delinquencies and non-performing assets, including loan charge-offs and our income and growth.

The Bank’s loan portfolio includes many real estate secured loans, demand for which may decrease during economic downturns as a result of, among other things, an increase in unemployment, a decrease in real estate values or increases in interest rates. These factors could depress our earnings and consequently our financial condition because:

•	customers may not want or need our products and services;

•	borrowers may not be able to repay their loans;

•	the value of the collateral securing our loans to borrowers may decline; and

•	the quality of our loan portfolio may decline.

Any of the latter three scenarios could cause an increase in delinquencies and non-performing assets or require us to “charge-off” a percentage of our loans and/or increase our provisions for loan losses, which would reduce our earnings.

The geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in the local economy.

Nearly all of our loans are made to borrowers who live and work in the New York City metropolitan area. As a result of this concentration, a downturn in the New York City economy would likely cause significant increases in non-performing loans and assets, which could impair our earnings either through charge-offs or by recording additional provisions for loan losses.

Recent changes in accounting rules may limit our ability to treat trust preferred securities as Tier 1 regulatory capital.

Traditionally, issuers of trust preferred securities have consolidated their issuer trusts for accounting purposes as permitted under applicable accounting rules, which has allowed bank holding companies, like us, to treat trust preferred securities as Tier 1 regulatory capital under Federal Reserve Board rules and regulations. However, recent accounting rule changes may require issuers of trust preferred securities to de-consolidate the trusts, which may lead the Federal Reserve Board to conclude that trust preferred securities should no longer be treated as Tier 1 regulatory capital. Although we believe it is likely that the Federal Reserve Board will “grandfather” to some degree the current Tier 1 capital treatment of trust preferred securities that bank holding companies have already issued, to the extent we were required to de-consolidate the trusts through which we have issued trust preferred securities, our ratio of Tier 1 capital to total risked-based capital could decrease.

Because we compete primarily on the basis of the interest rates we offer depositors and the terms of loans we offer borrowers, our margins could decrease if we were required to increase deposit rates or lower interest rates on loans in response to competitive pressure.

We face intense competition both in making loans and attracting deposits. We compete primarily on the basis of our depository rates, the terms of the loans we originate and the quality of our financial and depository services. This competition has made it more difficult for us to make new loans and at times has forced us to offer higher deposit rates in our market area. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to market entry, enabled banks to expand their geographic reach by providing services over the Internet and enabled non-depository institutions to offer products and services that traditionally have been provided by banks. Recent changes in federal banking law permit affiliation among banks, securities firms and insurance companies, which also will change the competitive environment in which we conduct business. Some of the institutions with which we compete are significantly larger than us and, therefore, have significantly greater resources.

Various factors could hinder or prevent takeover attempts

Provisions of our Certificate of Incorporation and Bylaws, federal and state regulations and various other factors may hinder or prevent companies or persons from acquiring control of us without the consent of our board of directors and regulators even in the event that a potential acquiror were offering a premium over the then-prevailing price of our common stock. For example, our Certificate of Incorporation and Bylaws contain a number of provisions that could impede a takeover or prevent us from being acquired, including, but not limited to, a classified board of directors, the inability of our stockholders’ to take action by written consent and limitations on the ability of our stockholders to remove a director from office without cause. Our board of directors may issue additional shares of common stock or establish one or more classes or series of preferred stock with such designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as determined by our board of directors without stockholder approval. In addition, we have a stockholder protection rights agreement. Each of the Certificate of Incorporation, Bylaw provisions and the stockholder protection rights agreement gives our board of directors, acting without stockholder approval, the ability to prevent, or render more difficult or costly, the completion of a takeover transaction that our stockholders might view as being in their best interests. For further information about these provisions, see “Description of Common Stock” in the accompanying prospectus.

USE OF PROCEEDS

The net proceeds from our sale of 10,125,000 shares of common stock in the offering will be $399,937,500 million based on the public offering price of $39.95 per share.

We intend to use the net proceeds of the offering:

•	to make equity contributions to the Bank to increase its net tangible assets;

•	for general corporate purposes, including additional stock repurchases; and

•	to finance multi-family loan originations and potential acquisitions of banking branches, other financial institutions and other financial services companies.

The precise amounts and timing of the application of proceeds and the type of investment will depend upon our and our subsidiaries’ funding requirements and the availability of other funds. We do not have any specific plans for mergers or acquisitions at this time.

REGULATORY CAPITAL RATIOS

The following table sets forth our consolidated capital ratios at September 30, 2003 on an actual basis, on a pro forma basis taking into account our merger with Roslyn Bancorp, and on a pro forma adjusted basis to give effect to the offering.

	At September 30, 2003
	Actual	Pro Forma	Pro Forma Adjusted(1)
Tier 1 risk-based capital ratio	18.18%	15.58%	18.70%
Total risk-based capital ratio	18.87	17.99	21.03
Leverage ratio	8.91	7.61	9.32

(1)	Assumes net proceeds of the offering of the common stock are invested in 100% risk-weighted assets.

CAPITALIZATION

The following table sets forth our unaudited capitalization as of September 30, 2003 on an actual basis, on a pro forma basis taking into account our merger with Roslyn Bancorp, and on a pro forma adjusted basis to give effect to the offering. You should read this information in conjunction with the section of this prospectus supplement entitled “Selected Consolidated Financial Data,” with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements of New York Community Bancorp, Inc. and the related notes in our most recent Quarterly Report on Form 10-Q and in our most recent Annual Report on Form 10-K, with our Form 8-K filed with the Securities and Exchange Commission on January 26, 2004 and with other reports filed with the Securities and Exchange Commission and incorporated by reference in this prospectus supplement and the accompanying prospectus.

	At September 30, 2003
	Actual	Pro Forma(1)	Pro Forma Adjusted
	(unaudited, in thousands)
Long-term borrowings	$2,461,500	$5,987,392	$5,987,392
Trust preferred securities	431,033	494,033	494,033
Stockholders’ equity:
Preferred stock, $0.01 par value, 5,000,000 shares authorized, no shares issued	—	—	—
Common stock, $0.01 par value, 300,000,000 shares authorized, 144,299,234 shares issued (actual), 600,000,000 shares authorized (pro forma and pro forma adjusted) 201,169,423 shares issued (pro forma) and 211,294,423 shares issued (pro forma adjusted)	1,443	2,012	2,113
Additional paid-in capital	1,121,697	2,551,719	2,951,556
Retained earnings (substantially restricted)	372,978	372,978	372,978
Accumulated other comprehensive income, net of tax effect	(14,305)	(14,305)	(14,305)
Less:
Treasury stock, 6,657,274 shares (actual)	(164,049)	—	—
Unallocated common stock held by ESOP	(19,185)	(19,185)	(19,185)
Common stock held by SERP and deferred compensation plans	(3,113)	(3,113)	(3,113)
Unearned common stock held by reverse repurchase agreements	(41)	(41)	(41)

Total stockholders’ equity	1,295,425	2,890,065	3,290,003

Total capitalization	$4,187,958	$9,371,490	$9,771,428

(1)	The outstanding share information excludes 14,493,264 shares of our common stock subject to outstanding options and 8,211,905 shares of Roslyn Bancorp common stock subject to outstanding options prior to completion of the merger.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock has been listed on the New York Stock Exchange and has traded under the symbol “NYB” since May 5, 2003. Before then, our common stock was listed on the Nasdaq National Market and traded under the symbol “NYCB.” The following table sets forth for the periods indicated the high and low composite per share closing sales prices as reported by the New York Stock Exchange or by the Nasdaq National Market, as applicable, and the dividends paid in each period. All stock prices and dividends have been restated to reflect the 4-for-3 stock split that occurred on May 21, 2003 and the two 3-for-2 stock splits that occurred on March 29 and September 20, 2001. The stock prices and dividends, however, do not reflect a 4-for-3 stock split that will be effected on February 17, 2004.

	High	Low	Dividends
Fiscal Year Ending December 31, 2004:
First quarter (through January 26, 2004)	$41.51	$37.30	$0.28

Fiscal Year Ended December 31, 2003:
Fourth quarter	$39.26	$31.90	$0.25
Third quarter	33.20	28.87	0.23
Second quarter	29.09	22.22	0.21
First quarter	22.45	20.57	0.19

Fiscal Year Ended December 31, 2002:
Fourth quarter	$22.50	$18.86	$0.15
Third quarter	23.99	18.59	0.15
Second quarter	22.59	18.89	0.15
First quarter	22.24	17.30	0.12

On January 26, 2004, the last reported sale price of our common stock as reported on the New York Stock Exchange was $41.51 per share. As of January 26, 2004, there were approximately 14,500 holders of record of our common stock.

We generally pay quarterly dividends on our common stock. Effective January 24, 2004, our board of directors increased the quarterly dividend rate on our common stock to $0.28 per share, payable on the number of shares held prior to the 4-for-3 stock split that was declared on January 15, 2004 and that is to be paid on February 17, 2004, from a quarterly dividend rate of $0.25 per share in the fourth quarter of fiscal 2003. As a bank holding company, substantially all of our net earnings are generated by the Bank, which makes these funds available to us in the form of dividends. The Bank’s ability to pay dividends is limited by certain regulatory requirements with respect to the size of the Bank’s statutory surplus levels. The declaration and amount of dividends is subject to the discretion of our board of directors and will depend upon various factors, including, in addition to the foregoing, our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

DESCRIPTION OF COMMON STOCK

On November 6, 2003, in connection with our merger with Roslyn Bancorp, we amended our Certificate of Incorporation to increase the number of shares of common stock authorized for issuance from 300,000,000 to 600,000,000. Also in connection with the merger, we increased the size of our board of directors to 16 members and allocated the new members to various three-year staggered terms. See “Description of Common Stock” on page 20 of the accompanying prospectus for additional information regarding our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements of New York Community Bancorp, Inc. and the related notes in our most recent Quarterly Report on Form 10-Q in our most recent Annual Report on Form 10-K and in other reports filed with the Securities and Exchange Commission and incorporated by reference in this prospectus supplement and the accompanying prospectus. Historical results are not necessarily indicative of results to be expected for any future period.

	At or For the Nine Months Ended September 30,	At or For the Years Ended December 31,
	2003	2002	2001(1)	2000(2)	1999	1998
	(Unaudited)	(dollars in thousands, except share data)
GAAP Earnings Summary
Net interest income	$332,162	$373,256	$205,816	$73,081	$68,903	$68,522
Reversal of provision for loan losses	—	—	—	—	(2,400)	—
Other operating income	90,442	101,820	90,615	21,645	2,523	2,554
Non-interest expense	107,637	139,062	121,185	49,824	21,390	25,953
Income tax expense	103,661	106,784	70,779	20,425	20,772	18,179
Net income (3)	211,306	229,230	104,467	24,477	31,664	26,944
Earnings per share (3)(4)	1.58	1.69	1.02	0.44	0.57	0.47
Diluted earnings per share (3)(4)	1.54	1.67	1.01	0.42	0.56	0.45
Selected Ratios
Return on average assets	2.29%	2.29%	1.63%	1.06%	1.69%	1.62%
Return on average stockholders’ equity	21.24	19.95	18.16	13.24	22.99	17.32
Operating expense to average assets	1.12	1.33	1.76	2.16	1.14	1.57
Efficiency ratio	24.41	25.32	38.04	52.08	29.95	36.51
Interest rate spread	3.94	4.12	3.38	3.00	3.41	3.76
Net interest margin	4.06	4.31	3.59	3.33	3.79	4.24
Dividend payout ratio	40.75	34.23	40.13	79.36	60.06	49.38
Cash Earnings Data (5)
Cash earnings (3)	$237,244	$259,710	$148,972	$58,495	$44,349	$43,758
Cash earnings per share (3)(4)	1.77	1.91	1.46	1.04	0.80	0.77
Diluted cash earnings per share (3)(4)	1.73	1.89	1.43	1.00	0.78	0.72
Return on average assets	2.57%	2.59%	2.33%	2.52%	2.37%	2.64%
Return on average stockholders’ equity	23.84	22.60	25.90	31.38	32.21	28.13
Efficiency ratio	22.90	25.50	27.51	24.47	26.37	27.05
Balance Sheet Summary
Total assets	$12,878,020	$11,313,092	$9,202,635	$4,710,785	$1,906,835	$1,746,882
Loans, net	5,885,948	5,443,572	5,361,187	3,616,386	1,601,079	1,486,519
Allowance for loan losses	40,500	40,500	40,500	18,064	7,031	9,431
Securities held to maturity	1,147,086	699,445	203,195	222,534	184,637	152,280
Securities available for sale	3,798,726	3,952,130	2,374,782	303,734	12,806	4,656
Mortgage-backed securities held to maturity	742,537	36,947	50,865	1,923	2,094	19,680
Deposits	4,918,011	5,256,042	5,450,602	3,257,194	1,076,018	1,102,285
Borrowings	6,538,944	4,592,069	2,506,828	1,037,505	636,378	439,055
Stockholders’ equity	1,295,425	1,323,512	983,134	307,410	137,141	149,406
Common shares outstanding (4)	137,641,960	140,885,953	135,793,702	88,740,372	63,030,380	63,752,691
Book value per share (4)(6)	9.74	9.73	7.54	3.71	2.51	2.71
Stockholders’ equity to total assets	10.06%	11.70%	10.68%	6.53%	7.19%	8.55%
Assets Quality Ratios
Non-performing loans to loans, net	0.21%	0.30%	0.33%	0.25%	0.19%	0.42%
Non-performing assets to total assets	0.10	0.15	0.19	0.19	0.17	0.38
Allowance for loan losses to non-performing loans	326.12	247.83	231.46	198.68	226.22	152.28
Allowance for loan losses to loans, net	0.69	0.74	0.76	0.50	0.44	0.63

(1)	We merged with Richmond County Financial Corp. on July 31, 2001 and treated the merger as a purchase transaction. Accordingly, our 2001 earnings reflect five months of combined operations.
(2)	We acquired Haven Bancorp, Inc. on November 30, 2000 and treated the acquisition as a purchase transaction. Accordingly, our 2000 earnings reflect one month of combined operations.

(3)	The 2002 amount includes net securities gains of $17.0 million recorded in other operating income resulting in an after tax gain of $11.0 million or $0.08 per diluted share. The 2001 amount reflects a gain of $39.6 million recorded in other operating income and charges of $23.5 million and $3.0 million, respectively, recorded in non-interest expense and income tax expense, resulting in an after-tax net charge of $836,000, or $0.01 per share. The 2000 amount reflects a gain of $13.5 million recorded in other operating income and a charge of $24.8 million recorded in other operating expense, resulting in a net charge of $11.4 million, or $0.20 per share. The 1999 amount includes a curtailment gain of $1.6 million and a charge of $735,000, both of which were recorded in operating expense and resulted in an after-tax net gain of $1.5 million, or $0.03 per share.
(4)	Reflects shares issued as a result of a 4-for-3 stock split on May 21, 2003 and 3-for-2 stock splits on September 29, 1998; and March 29 and September 20, 2001.
(5)	Although cash earnings are not a measure of performance calculated in accordance with generally accepted accounting principles, we believe that cash earnings are an important measure because of their contribution to tangible stockholders’ equity. We calculate cash earnings by adding back to net income certain items that have been charged against earnings, net of income taxes, but have been added back to tangible stockholders’ equity. These items fall into two primary categories: expenses related to the amortization and appreciation of shares held in our stock-related benefit plans; and the amortization of the core deposit intangible stemming from our mergers with Roslyn Bancorp on October 31, 2003 and Richmond County on July 31, 2001. In 2001 and 2000, the calculation of cash earnings also included the amortization of the goodwill stemming from our acquisition of Haven Bancorp, Inc. on November 30, 2000. Unlike other expenses incurred by us, the aforementioned charges do not reduce our tangible stockholders’ equity. For this reason, we believe that cash earnings are useful to investors seeking to evaluate our operating performance and to compare our performance with other companies in the banking industry that also report cash earnings. Cash earnings should not be considered in isolation or as a substitute for operating income, cash flows from operating activities, or other income or cash flow statement data prepared in accordance with generally accepted accounting principles. Moreover, the manner in which we calculate cash earnings may differ from that of other companies reporting measures with similar names.

The following table reconciles cash earnings to GAAP earnings:

	At or For the Nine Months Ended September 30,	At or For the Years Ended December 31,
	2003	2002	2001	2000	1999	1998
	(Unaudited)	(dollars in thousands, except share data)
Net income	$211,306	$229,230	$104,467	$24,477	$31,664	$26,944
Additional contributions to tangible stockholders’ equity:
Amortization and appreciation of shares held in stock-related benefit plan	6,375	5,902	22,775	24,795	2,559	6,724
Associated tax benefit	12,046	15,860	11,000	5,953	7,269	8,071
Dividend on unallocated ESOP shares	3,017	2,718	2,302	2,776	2,857	2,019
Amortization of core deposit intangible and goodwill	4,500	6,000	8,428	494	—	—

Total additional contributions	25,938	30,480	44,505	34,018	12,685	16,814

Cash earnings	$237,244	$259,710	$148,972	$58,495	$44,349	$43,758

(6)	Excludes unallocated ESOP shares.

RECENT DEVELOPMENTS

The following tables set forth certain summary unaudited consolidated financial and operating data and financial ratios for New York Community Bancorp as of and for the periods indicated. The data at and for the year ended December 31, 2002 is derived from our audited consolidated financial statements and related notes, filed as part of our Form 10-K for the year ended December 31, 2002 and incorporated by reference in this prospectus supplement and the accompanying prospectus. The data at and for the year ended December 31, 2003 is derived from our unaudited financial statements which, in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation. Our unaudited financial statements at and for the year ended December 31, 2003 are currently being audited and therefore may be revised in connection with that audit. We expect that the audit will be completed and that audited financial statements will be available no later than March 15, 2004.

We completed our merger with Roslyn Bancorp on October 31, 2003. The earnings information for the three months and year ended December 31, 2003 reflects two months of consolidated operations with Roslyn Bancorp.

	At or For the Three Months Ended December 31,		At or For the Year Ended December 31,
	2003 (Unaudited)	2002 (Unaudited)	2003 (Unaudited)	2002 (Unaudited)
GAAP Earnings Summary
Net interest income	$172,813	$95,900	$504,975	$373,256
Other operating income	73,545	30,438	163,987	101,820
Non-interest expense (1)	68,643	33,725	176,280	139,062
Income tax expense	65,650	28,191	169,311	106,784
Net income	112,065	64,422	323,371	229,230
Earnings per share	0.67	0.47	2.27	1.69
Diluted earnings per share	0.64	0.46	2.20	1.67
Selected Ratios
Return on average assets	2.16%	2.40%	2.26%	2.29%
Return on average stockholders’ equity	19.71	20.39	20.74	19.95
Operating expense to average assets	1.28	1.20	1.18	1.33
Efficiency ratio	31.73	26.10	26.83	25.32
Interest rate spread	3.80	4.03	3.82	4.12
Net interest margin	3.84	4.22	3.94	4.31
Dividend payout ratio	39.06	32.61	39.89	34.23
Cash Earnings Data (2)
Earnings	$141,930	$69,104	$379,174	$259,710
Earnings per share (3)	0.85	0.50	2.66	1.91
Diluted earnings per share (3)	0.81	0.50	2.58	1.89
Return on average assets	2.74%	2.57%	2.65%	2.59%
Return on average stockholders’ equity	24.96	21.88	24.32	22.60
Efficiency ratio	20.59	23.30	22.13	25.50

	At December 31, 2003 (Unaudited)	At December 31, 2002 (Unaudited)
Balance Sheet Summary
Total assets	$23,441,337	$11,313,092
Loans, net	10,422,078	5,443,572
Allowance for loan losses	78,293	40,500
Securities held to maturity (4)	1,184,338	512,585
Federal Home Loan Bank NY stock at cost (4)	170,915	186,860
Securities available for sale (5)	775,657	354,989
Mortgage-backed and mortgage related securities held to maturity	2,038,560	36,947
Mortgage-backed and mortgage related securities available for sale (5)	5,501,377	3,597,141
Deposits	10,329,106	5,256,042
Borrowings	9,931,013	4,592,069
Stockholders’ equity	2,868,657	1,323,512
Common shares outstanding (3)	192,486,805	140,885,953
Book value per share (6)	15.26	9.73
Stockholders’ equity to total assets	12.24%	11.70%
Assets Quality Ratios
Non-performing loans to loans, net	0.33%	0.30%
Non-performing assets to total assets	0.15	0.15
Allowance for loan losses to non-performing loans	228.01	247.83
Allowance for loan losses to loans, net	0.75	0.74

(1)	The three months and year ended 2003 and the three months and year ended 2002 include $2,407, $6,907, $1,500 and $6,000, respectively, in CDI amortization from the Richmond County and Roslyn Bancorp mergers.
(2)	Although cash earnings are not a measure of performance calculated in accordance with generally accepted accounting principles, we believe that cash earnings are an important measure because of their contribution to tangible stockholders’ equity. We calculate cash earnings by adding back to net income certain items that have been charged against earnings, net of income taxes, but have been added back to tangible stockholders’ equity. These items fall into two primary categories: expenses related to the amortization and appreciation of shares held in our stock-related benefit plans; and the amortization of the core deposit intangible stemming from our mergers with Roslyn Bancorp on October 31, 2003 and Richmond County on July 31, 2001. In 2001 and 2000, the calculation of cash earnings also included the amortization of the goodwill stemming from our acquisition of Haven Bancorp, Inc. on November 30, 2000. Unlike other expenses incurred by us, the aforementioned charges do not reduce our tangible stockholders’ equity. For this reason, we believe that cash earnings are useful to investors seeking to evaluate our operating performance and to compare our performance with other companies in the banking industry that also report cash earnings. Cash earnings should not be considered in isolation or as a substitute for operating income, cash flows from operating activities, or other income or cash flow statement data prepared in accordance with generally accepted accounting principles. Moreover, the manner in which we calculate cash earnings may differ from that of other companies reporting measures with similar names.

The following table reconciles cash earnings to GAAP earnings:

	At or For the Three Months Ended December 31,		At or For the Year Ended December 31,
	2003 (Unaudited)	2002 (Unaudited)	2003 (Unaudited)	2002 (Unaudited)
Net income	$112,065	$64,422	$323,371	$229,230
Additional contributions to tangible stockholders’ equity:
Amortization and appreciation of shares held in stock-related benefit plan	23,261	1,286	29,637	5,902
Associated tax benefit	2,995	1,133	15,041	15,860
Dividend on unallocated ESOP shares	1,202	763	4,218	2,718
Amortization of core deposit intangible and goodwill	2,407	1,500	6,907	6,000

Total additional contributions	29,865	4,682	55,803	30,480

Cash earnings	$141,930	$69,104	$379,174	$259,710

(3)	Reflects shares issued as a result of 3-for-2 stock splits on April 10 and October 1, 1997; September 29, 1998; and March 29 and September 20, 2001. Also reflects shares issued as a result of a 4-for-3 stock split on May 21, 2003.
(4)	Prior to December 31, 2003, we reported securities held to maturity and Federal Home Loan Bank NY stock at cost as securities held to maturity.
(5)	Prior to December 31, 2003, we reported securities available for sale and mortgage-backed and mortgage related securities available for sale as securities available for sale.
(6)	Excludes unallocated ESOP shares.

Three Month Period Ended December 31, 2003

Net Interest Income.    Earnings growth achieved in the current fourth quarter resulted from an increase in net interest income, to $172.8 million. Net interest income rose $57.3 million, or 49.6%, on a linked-quarter basis and $76.9 million, or 80.2%, year-over-year. The year-over-year increase was the net effect of a $100.1 million, or 65.9%, rise in interest income to $251.8 million and a $23.1 million, or 41.5%, rise in interest expense to $79.0 million.

Several factors contributed to the increase in net interest income, including an increase in volume of mortgage loans produced; the interest-earning assets acquired in the Roslyn Bancorp merger; and the leveraged growth of our securities portfolio in the first nine months of the year. In addition, the liquidity generated by the securities portfolio in the current fourth quarter was primarily invested in higher yielding multi-family loans and mortgage-related securities. The result was an $8.9 billion, or 98.0%, rise in the average balance of interest-earning assets to $18.0 billion, which offset a 108-basis point decline in the average yield to 5.60%.

These factors were supported by a reduction in funding costs, as we increased our mix of low-cost borrowings and deposits during a period of historically low market interest rates. While the average balance of interest-bearing liabilities rose $9.1 billion to $17.5 billion, the increase was tempered by an 85-basis point decline in the average cost of funds to 1.80%.

Our spread and margin equaled 3.80% and 3.84% in the fourth quarter of 2003, as compared to 3.95% and 4.04% in the trailing quarter and to 4.03% and 4.22% in the year-earlier three months. The compression that was expected to follow the combination with Roslyn Bancorp was largely offset by the deployment of our cash flows into higher yielding assets during a time of rising market interest rates.

Provision for Loan Losses.    We suspended the provision for loan losses in the current fourth quarter, consistent with our practice since the third quarter of 1995. The decision was based on management’s assessment of the current loan loss allowance and the current and historic performance of the mortgage loan portfolio. Reflecting the addition of Roslyn Bancorp’s $37.8 million loan loss allowance, the allowance for loan losses grew to $78.3 million, representing 228.01% of non-performing loans and 0.75% of loans, net, at December 31, 2003.

Other Operating Income.    Earnings were increased by a 141.6% rise in other operating income to $73.5 million from $30.4 million in the year-earlier three months. In addition to the $37.6 million gain on the sale of the South Jersey Bank Division in December, the increase stemmed from a $4.5 million, or 30.4%, rise in fee income to $19.1 million; a $393,000 rise in net securities gains to $5.7 million; and a $647,000 rise in other income to $11.1 million.

Other operating income represented 29.9% of total revenues in the current fourth quarter, up from 24.1% in the fourth quarter of 2002. Defined as the sum of net interest income and other operating income, total revenues rose 95.0% year-over-year to $246.4 million from $126.3 million. Excluding the aforementioned gain on the sale of the South Jersey Bank Division, we would have recorded other operating income of $35.9 million in the current fourth quarter, and total revenues would have risen 65.2% year-over-year to $208.7 million.

Non-interest Expense.    Non-interest expense totaled $68.6 million in the current fourth quarter, as compared to $33.7 million in the fourth quarter of 2002. The amortization of core deposit intangible accounted for $2.4 million of the 2003 total and $1.5 million of the year-earlier amount. The difference reflects the core deposit intangible stemming from the Roslyn Bancorp merger, which totaled $54.4 million and is expected to amortize on a straight-line basis over a period of 10 years, including $5.4 million in 2004. We have been amortizing the core deposit intangible stemming from our merger with Richmond County at a rate of $1.5 million per quarter since that transaction was completed on July 31, 2001.

Operating expenses accounted for $66.2 million of total non-interest expense in the current fourth quarter, as compared to $32.2 million in the year-earlier three months. Included in the 2003 amount was a charge of $20.4 million stemming from the allocation of ESOP shares in connection with the Roslyn Bancorp merger, which represented the bulk of a $26.6 million increase in compensation and benefits expense to $44.1 million. The increase in operating expenses also reflects a $3.5 million increase in occupancy and equipment expense to $9.0 million; a $3.1 million increase in general and administrative expense to $10.6 million; and an $821,000 increase in other expenses to $2.6 million. These increases primarily reflect the expansion of the branch network in connection with the Roslyn Bancorp merger, and the costs of staffing and operating a significantly larger bank.

Excluding the aforementioned merger-related charge and the net gain on the sale of the South Jersey Bank Division from the calculation, our efficiency ratio equaled 21.95% in the current fourth quarter as compared to the linked-quarter measure of 24.18%. On a reported basis, our fourth quarter efficiency ratio was 31.73% as compared to the linked-quarter measure of 24.18% for 2003, and the year-earlier measure of 26.10%. Our core efficiency ratio of 21.95% excludes the $37.6 million gain on the sale of our South Jersey Bank Division from other operating income and a merger-related charge of $20.4 million from operating expenses.

Income Tax Expense.    Income tax expense totaled $65.7 million in the current fourth quarter, as compared to $28.2 million in the fourth quarter of 2002. The increase reflects an $85.1 million rise in pre-tax income to $177.7 million and a rise in the effective tax rate to 36.9% from 30.4%. The latter increase was primarily due to the non-deductibility of the merger-related charge recorded in compensation and benefits expense.

Twelve Months Ended December 31, 2003

Net Interest Income.    Net interest income rose $131.7 million year-over-year to $505.0 million, the net effect of a $149.7 million, or 25.0%, increase in interest income to $749.2 million and a $17.9 million, or 7.9%, increase in interest expense to $244.2 million. The increase was largely the result of the leveraged growth of our securities portfolio during the year’s first three quarters; the increased volume of loans produced over the course of the year; the replenishment of the asset mix with higher-yielding assets as long-term rates started rising; and the interest-earning assets acquired in the Roslyn Bancorp merger. The result was a $4.2 billion, or 48.1%, rise in the average balance of interest-earning assets to $12.8 billion, which offset a 108-basis point drop in the average yield to 5.84%.

The growth in 2003 net interest income was further supported by a reduction in the average balance of CDs leading up to the Roslyn Bancorp merger, and by a reduction in the cost of core deposits and borrowings, in concert with market interest rates. Borrowings increased significantly during the first three quarters and were further augmented by the Roslyn Bancorp merger. At the same time, we continued to realize a shift in our mix of deposits, with core deposits increasing as the concentration of CDs declined. While the average balance of interest-bearing liabilities rose $4.0 billion, or 49.2%, to $12.1 billion in 2003, the increase was tempered by a 78-basis point decline in the average cost of funds to 2.02%.

The increase in net interest income occurred despite a 30-basis point decline in our spread to 3.82% from the year-earlier measure and a 37-basis point decline in our margin to 3.94% during the same time. While a number of factors contributed to the reductions, other factors served as an offset: the pressure imposed by the Roslyn Bancorp merger and by our leveraging program were somewhat tempered by the rise in market interest rates during the last two quarters and by our subsequent deployment of cash flows into higher yielding loans and securities. The latter factors also served to offset the impact of our share repurchase program. During the year, we repurchased 8,461,031 shares for a total of $237.9 million.

Other Operating Income.    Earnings growth was also augmented by a $62.2 million rise in other operating income to $164.0 million, representing 24.5% of total revenues in 2003. The year-over-year increase was partially due to the $37.6 million gain on the sale of the South Jersey Bank Division. Excluding this gain, other operating income would have totaled $126.4 million, signifying a $24.6 million, or 24.1%, rise from $101.8 million in the prior year.

The remainder of the increase in other operating income stemmed from a $15.2 million, or 32.1%, rise in fee income to $62.7 million and an $11.3 million, or 66.2%, rise in net securities gains to $28.2 million. These increases were tempered by a $1.9 million decline in other income, primarily reflecting a reduction in revenues derived from third-party product sales.

Non-interest Expense.    Non-interest expense totaled $176.3 million in 2003, as compared to $139.1 million in the year-earlier twelve months. Core deposit intangible amortization accounted for $6.9 million of the 2003 total and $6.0 million of the 2002 amount. The difference reflects the addition of the core deposit intangible amortization stemming from the Roslyn Bancorp merger to the core deposit intangible amortization stemming from the Richmond County merger in July 2001.

Operating expenses totaled $169.4 million in 2003, signifying a $36.3 million increase from the total recorded in the prior year. The 27.3% increase primarily stemmed from a $30.6 million rise in compensation and benefits expense to $102.7 million, reflecting the aforementioned merger-related charge of $20.4 million and the higher costs of staffing a significantly larger bank. While other expenses were up $463,000 year-over-year to $6.4 million, occupancy and equipment expense rose $3.5 million to $26.8 million and general and administrative expense rose $1.7 million to $33.5 million. Like the increase in compensation and benefits expense, these increases were largely merger-related, and reflect the additional costs of operating an expanded branch network. In addition, our occupancy and equipment expense reflects upgrades to our headquarters and several of our branches, and enhancements to our information technology.

Despite the increase, our operating expenses equaled 1.18% of average assets, an improvement from 1.33% of average assets in 2002. Excluding the aforementioned merger-related charge and net gain on the sale of the

South Jersey Bank Division, our efficiency ratio would have equaled 23.59% during the current twelve-month period, as compared to the measure reported in 2002 of 25.32%.

Income Tax Expense.    We recorded 2003 income tax expense of $169.3 million, as compared to $106.8 million in 2002. The increase reflects a $156.7 million, or 46.6%, rise in pre-tax income to $492.7 million and a rise in the effective tax rate to 34.4% from 31.8%. While the higher rate in 2003 was primarily due to the non-deductibility of the aforementioned merger-related charge, the lower rate in 2002 was attributable to the implementation of certain tax planning strategies during the year.

Balance Sheet Summary

General.    Total assets rose 107.2% to $23.4 billion at December 31, 2003 from $11.3 billion at December 31, 2002. In addition to the assets acquired in the Roslyn Bancorp merger, asset growth may be attributed to increased mortgage loan production. While we had pursued a strategy of leveraged growth for several quarters, our primary focus shifted in connection with the Roslyn Bancorp merger announcement to a strategy of balance sheet repositioning. The level of funding that stemmed from the liquidity of our securities portfolio was largely deployed into multi-family loan originations, thus increasing our asset yields while, at the same time, maintaining our use of wholesale borrowings.

Loans.    In the twelve months ended December 31, 2003, we originated total loans of $4.3 billion, including $2.0 billion in the fourth quarter of the year. We originated $3.4 billion of multi-family loans in 2003, including fourth quarter originations of $1.6 billion. Multi-family loans totaled $7.4 billion at year-end 2003, representing a $2.9 billion, or 64.2%, rise from the year-earlier balance, and 70.2% of the total loan portfolio. While the Roslyn Bancorp merger contributed multi-family loans of $1.4 billion, the increase in multi-family mortgage loans was primarily due to organic growth.

At December 31, 2003, loans outstanding totaled $10.5 billion, signifying a year-over-year increase of $5.0 billion, or 91.5%. In addition to the portfolio growth that stemmed from multi-family lending, we realized growth in construction, commercial real estate, and one-to-four family loans. Reflecting the addition of Roslyn Bancorp’s loans and increased originations, we realized a $911.7 million rise in commercial real estate loans to $1.4 billion (after twelve-month originations of $461.4 million) and a $526.5 million rise in construction loans to $643.5 million (after twelve-month originations of $140.8 million). One-to-four family loans rose $465.2 million year-over-year to $731.0 million, reflecting the addition of Roslyn Bancorp’s loan portfolio. Our one-to-four family loans are typically originated on a conduit basis, and sold to a third party within ten days of closing. Such loans totaled $301.7 million in 2003. Other loans totaled $311.6 million at December 31, 2003, up $232.8 million, also reflecting the addition of Roslyn Bancorp’s portfolio.

Asset Quality.    At December 31, 2003 and 2002, non-performing assets respectively totaled $34.4 million and $16.5 million, equivalent to 0.15% of total assets at each of the corresponding dates. Non-performing loans accounted for $34.3 million and $16.3 million, respectively, of the year-end 2003 and 2002 totals and were equivalent to 0.33% and 0.30% of loans, net. The year-end 2003 ratios also reflect a modest change from the September 30, 2003 measures, when non-performing assets represented 0.10% of total assets and non-performing loans were equivalent to 0.21% of loans, net.

Other real estate owned totaled $92,000 at December 31, 2003, representing a $26,000 increase from the September 30, 2003 level and an $83,000 reduction from the level recorded at December 31, 2002.

Securities.    At December 31, 2003, securities were down $2.3 billion from the balance recorded at the time of the Roslyn Bancorp merger announcement. The decline reflects principal reductions and sales from the securities portfolio of approximately $8.4 billion, which were primarily offset by reinvested cash flows. The liquidity generated by the securities portfolio has been largely deployed into mortgage loan originations and mortgage-related securities featuring higher yields.

Securities totaled $9.5 billion at year-end 2003, signifying a $5.0 billion increase from the year-end 2002 level but a $2.3 billion reduction, as stated, from the time the Roslyn Bancorp merger was announced. Mortgage-

backed and -related securities accounted for $7.5 billion, or 79.4% of the year-end 2003 total, including $5.5 billion that were classified as available for sale and $2.0 billion that were classified as held to maturity. At the prior year-end, mortgage-backed and -related securities accounted for $3.6 billion, or 80.7%, of total securities; of these, only $36.9 million were classified as held to maturity. While we increased our investments in mortgage-backed and -related securities during the fourth quarter, the majority of the increase reflects the addition of the Roslyn Bancorp portfolio.

Investment securities represented the remaining $2.0 billion of total securities at the close of the current fourth quarter, including $1.2 billion that were held to maturity and $775.7 million that were available for sale. While corporate bonds represented $865.5 million, or 73.1%, of securities held to maturity, trust preferred securities represented $275.7 million, or 23.3%, of the held-to-maturity total and 51.5% of securities available for sale.

Funding Sources.    At December 31, 2003, we recorded total deposits of $10.3 billion, up from $5.3 billion at December 31, 2002, primarily resulting from the merger with Roslyn Bancorp. Core deposits represented $6.0 billion, or 57.8%, of the year-end 2003 total, as compared to $3.3 billion, or 62.9%, at the prior year-end. The increase stemmed from a $1.1 billion rise in NOW and money market accounts to $2.3 billion; a $1.3 billion rise in savings accounts to $2.9 billion; and a $255.1 million, or 54.8%, rise in non-interest-bearing accounts to $720.2 million.

In addition to the funding derived from the merger-related growth in deposits, we realized cash flows from principal payments on mortgage-backed and -related securities over the course of the year. In 2003, such cash flows totaled $4.0 billion, including $833.8 million in the fourth quarter. To a certain extent, these cash flows have taken the place of borrowings as a source of funding for the growth of the multi-family loan portfolio.

Borrowings totaled $9.9 billion at year-end 2003, consistent with the balance recorded upon completion of the Roslyn Bancorp merger, and up $5.3 billion from the balance recorded at year-end 2002. The year-over-year increase reflects the borrowings acquired in the Roslyn Bancorp merger, as well as those committed to by us in the first nine months of the year.

While the balance of borrowings rose year-over-year, the mix underwent several changes, with a greater emphasis placed on repurchase agreements with Wall Street brokerage firms. At December 31, 2003, such agreements represented $5.6 billion, or 56.5%, of total borrowings, as compared to $486.1 million, representing 10.6%, at the prior year-end. At December 31, 2003, we also had repurchase agreements with the Federal Home Loan Bank of New York in the amount of $1.1 billion, down from $1.5 billion at December 31, 2002.

Federal Home Loan Bank of New York advances rose $134.6 million year-over-year to $2.4 billion, representing 24.0% and 49.0%, respectively, of total borrowings at December 31, 2003 and 2002. The remainder of our borrowings at year-end 2003 consisted of issued debt in the amount of $794.9 million, up $426.2 million from the year-earlier amount.

Stockholders’ Equity.    At December 31, 2003, stockholders’ equity totaled $2.9 billion, up from $1.3 billion at December 31, 2002. In addition to the issuance of 56,868,265 shares in connection with the Roslyn Bancorp merger, the 2003 amount reflects cash earnings of $379.2 million, which were partly offset by the distribution of cash dividends totaling $131.1 million and the allocation of $237.9 million toward the repurchase of 8,461,031 shares of our common stock over the course of the year. The latter amount includes 2,579,958 shares repurchased in the fourth quarter, in the amount of $82.3 million, and shares purchased by Roslyn Bancorp from the time of the merger announcement through October 31, 2003.

UNDERWRITING

We and Bear, Stearns & Co. Inc. have entered into an underwriting agreement concerning the shares of common stock being offered. Subject to the terms and conditions of the underwriting agreement, Bear, Stearns & Co. Inc. has agreed to purchase all the shares being offered. The underwriting agreement provides that the underwriter’s obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including that the representations and warranties made by us to the underwriter are true and our delivery of customary closing documents to the underwriter.

The underwriter has advised us that initially it proposes to offer the common shares to the public at the public offering price set forth on the cover page of this prospectus supplement. In addition, the underwriter may receive from purchasers of the shares, normal brokerage commissions in amounts agreed with such purchasers. If all the shares are not sold at the public offering price, the underwriter may change the offering price and the other selling terms. The shares are offered by the underwriter as stated herein, subject to receipt and acceptance by the underwriter and subject to the underwriter’s right to reject any order in whole or in part.

The following table summarizes the underwriting discounts we will pay to the underwriter in connection with this offering. The underwriting fee is the difference between the initial price to the public and the amount the underwriter pays us for the shares.

Underwriting Discounts
Per share	$0.45
Total	$4,556,250.00

We estimate that the total expenses of the offering payable by us, excluding the underwriting discount referred to above, will be approximately $475,000.

Our common stock is listed on The New York Stock Exchange under the symbol “NYB.”

In order to facilitate the offering of the shares of common stock, the underwriter may engage in stabilizing transactions, which consist of bids to purchase the common stock in the open market subject to a specified minimum. These stabilizing transactions may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise existing the open market. Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Bear Stearns for a period of 90 days after the date of this prospectus supplement, except issuances pursuant to the exercise of options outstanding on the date hereof, grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuances pursuant to the exercise of such options, the filing of registration statements on Form S-8 and amendments thereto in connection with those stock options or our employee stock purchase plans in existence on the date hereof or the filing of registration statements on Form S-4 and amendments thereto relating to corporate reorganizations and other transactions under Rule 145 under the Securities Act.

The members of our board of directors and executive officers have agreed under lock-up agreements that, subject to certain exceptions, without the prior written consent of Bear Stearns they will not offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock for a period ending 90 days after the date of this prospectus supplement, other than dispositions to satisfy certain pre-existing tax liabilities during the last 45 days of this 90-day period.

We have agreed to indemnify the underwriter against certain liabilities relating to the offering, including civil liabilities under the Securities Act of 1933, as amended and to contribute to payments that the underwriter may be required to make in respect thereof.

The underwriter from time to time performs investment banking and other financial services for us and our affiliates for which they have received advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services.

LEGAL MATTERS

The validity of the issuance of the common stock offered by this prospectus supplement and the accompanying prospectus will be passed upon for us by Muldoon Murphy & Faucette LLP, Washington, D.C. The underwriter has been represented by Weil, Gotshal & Manges LLP, New York, New York. Douglas P. Faucette, a partner in the law firm of Muldoon Murphy & Faucette LLP, personally beneficially owns 82,539 shares of our common stock.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and information that we file later with the Commission will automatically update and supersede this information.

We incorporate by reference in this prospectus supplement the documents we indicate under “Where You Can Find More Information” on page 4 of the accompanying prospectus. We will provide to each person who so requests, including any beneficial owner to whom this prospectus supplement and the accompanying prospectus are delivered, a copy of these documents from us, at no cost, by contacting us at the address or telephone number provided in “Where You Can Find More Information” on page 4 of the accompanying prospectus.

You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

PROSPECTUS

New York Community Bancorp, Inc.

Debt Securities

Common Stock

Preferred Stock

Warrants

Depositary Shares

Stock Purchase Contracts

Stock Purchase Units

We may offer and sell from time to time, in one or more series, our unsecured debt securities, which may consist of notes, debentures, or other evidences of indebtedness, shares of our common stock, shares of our preferred stock, warrants to purchase other securities, depositary shares, stock purchase contracts and stock purchase units. The debt securities and preferred stock may be convertible into or exchangeable for other securities of ours. This prospectus provides you with a general description of these securities. Each time we offer any securities pursuant to this prospectus, we will provide you with a prospectus supplement, and, if necessary, a pricing supplement, that will describe the specific amounts, prices and terms of the securities being offered. These supplements may also add, update or change information contained in this prospectus. To understand the terms of the securities offered, you should carefully read this prospectus with the applicable supplements, which together provide the specific terms of the securities we are offering.

These securities are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

This prospectus may be used to offer and sell securities only if accompanied by the prospectus supplement for those securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus or the accompanying prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 29, 2003

IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS

PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT

We may provide information to you about the securities we are offering in three separate documents that progressively provide more detail:

•	this prospectus, which provides general information, some of which may not apply to your securities;

•	the accompanying prospectus supplement, which describes the terms of the securities, some of which may not apply to your securities; and

•	if necessary, a pricing supplement, which describes the specific terms of your securities.

If the terms of your securities vary among the pricing supplement, the prospectus supplement and the accompanying prospectus, you should rely on the information in the following order of priority:

•	the pricing supplement, if any;

•	the prospectus supplement; and

•	the prospectus.

We include cross-references in this prospectus and the accompanying prospectus supplement to captions in these materials where you can find further related discussions. The following Table of Contents and the Table of Contents included in the accompanying prospectus supplement provide the pages on which these captions are located.

Unless indicated in the applicable prospectus supplement, we have not taken any action that would permit us to publicly sell these securities in any jurisdiction outside the United States. If you are an investor outside the United States, you should inform yourself about and comply with any restrictions as to the offering of the securities and the distribution of this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, the “SEC,” utilizing a “shelf” registration process. Under this shelf registration process, we may from time to time offer and sell the debt securities, preferred stock, depositary shares, warrants, stock purchase contracts and stock purchase units and/or common stock described in this prospectus in one or more offerings, up to a total dollar amount of $600,000,000. We may also sell other securities under the registration statement that will reduce the total dollar amount of securities that we may sell under this prospectus. This prospectus provides you with a general description of the securities covered by it. Each time we offer these securities, we will provide a prospectus supplement that will contain specific information about the terms of the offer. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “NYCB,” “we,” “us,” “our” or similar references mean New York Community Bancorp, Inc. and references to the “Bank” mean New York Community Bank.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act of 1933, the “Securities Act,” that registers, among other securities, the offer and sale of the securities that we may offer under this prospectus. The registration statement, including the attached exhibits and schedules included or incorporated by reference in the registration statement, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus. In addition, we file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, the “Exchange Act.”

You may read and copy this information at the following locations of the SEC:

Public Reference Room

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

Northeast Regional Office

The Woolworth Building

233 Broadway

New York, New York 10279

Midwest Regional Office

500 West Madison Street

Suite 1400

Chicago, Illinois 60661-2511

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers like us who file electronically with the SEC. The address of that site is:

http://www.sec.gov

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document that we file separately with the SEC.

The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information that is included directly in this document or in a more recent incorporated document.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC.

SEC Filings	Period or Date (as applicable)
Annual Report on Form 10-K	Year ended December 31, 2002, as filed on March 31, 2003

Quarterly Report on Form 10-Q	Quarter ended March 31, 2003, as filed on May 15, 2003

Current Reports on Form 8-K	April 17, 2003 January 31, 2003

Proxy Statement for the Annual Meeting of Shareholders	April 10, 2003

The description of NYCB common stock and preferred stock set forth in the registration statement on Form 8-A (No. 0-22278) and any amendment or report filed with the SEC for the purpose of updating this description	August 19, 1993

In addition, we also incorporate by reference all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of our initial registration statement relating to the securities until the completion of the distribution of the debt securities and common stock covered by this prospectus. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (other than Current Reports furnished under Item 9 or 12 of Form 8-K), as well as proxy statements.

The information incorporated by reference contains information about us and our financial condition and is an important part of this prospectus.

You can obtain any of the documents incorporated by reference in this document through us, or from the SEC through the SEC’s Internet world wide web site at www.sec.gov. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

Investor Relations Department

New York Community Bancorp, Inc.

615 Merrick Avenue

Westbury, New York 11590

(516) 683-4420

In addition, we maintain a corporate website, www.mynycb.com. We make available, through our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. This reference to our website is for the convenience of shareholders as required by the Securities and Exchange Commission and shall not be deemed to incorporate any information on the website into this Registration Statement.

We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, those contained in this prospectus or in any of the materials that we have incorporated into this prospectus. If anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

FORWARD-LOOKING STATEMENTS

This prospectus and the other documents we incorporate by reference herein and therein, include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21 of the Securities and Exchange Act of 1934.

Forward-looking statements, which are based on certain assumptions, and describe our future plans, strategies, and expectations, are generally identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “plan,” or other similar expressions. Although we believe our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved or realized. Our ability to predict results or the actual effects of our plans and strategies are inherently uncertain. Factors that could have a material adverse effect on our operations and on our subsidiaries’ operations include, but are not limited to, changes in market interest rates, general economic conditions, legislation, and regulation; changes in the monetary and fiscal polices of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board; changes in the quality or composition of the loan or investment portfolios; changes in deposit flows, competition, and demand for financial services and loan products in our local markets; changes in local real estate values; changes in accounting principles and guidelines; war or terrorist activities; and other economic, competitive, governmental, regulatory, geopolitical and technological factors affecting our operations, pricing and services.

You should not place undue reliance on these forward-looking statements, which reflect our expectations only as of the date of this prospectus or other documents incorporated by references in which they are made, as applicable. We do not assume any obligation to revise forward-looking statements except as may be required by law.

NEW YORK COMMUNITY BANCORP, INC.

New York Community Bancorp, formerly known as Queens County Bancorp, was incorporated in the State of Delaware on July 20, 1993 as the holding company for New York Community Bank, formerly known as Queens County Savings Bank, the first savings bank chartered by the State of New York in the Borough of Queens, on April 14, 1859. We acquired all of the stock of the Bank upon its conversion from a New York State-chartered mutual savings bank to a New York State-chartered stock form savings bank on November 23, 1993.

On November 21, 2000, we changed our name from Queens County Bancorp to New York Community Bancorp in anticipation of our acquisition of Haven Bancorp, Inc., the parent company of CFS Bank. On November 30, 2000, Haven was merged into us, and on January 31, 2001, CFS Bank merged with and into New York Community Bank.

On July 31, 2001, we completed a merger-of-equals with Richmond County Financial Corp., the parent company of Richmond County Savings Bank. At the same time, Richmond County Savings Bank merged with and into the Bank.

The Bank currently serves its customers through a network of 110 banking offices in New York City, Long Island, Westchester County (New York), and New Jersey. In addition to operating the largest supermarket banking franchise in the metro New York region, with 54 in-store branches, the Bank is the largest producer of multi-family mortgage loans for portfolio in the City of New York. The Bank operates through six local divisions: Queens County Savings Bank, Richmond County Savings Bank, CFS Bank, First Savings Bank of New Jersey, Ironbound Bank, and South Jersey Bank.

We had total assets of $12.0 billion at March 31, 2003, including total loans of $5.7 billion, and total deposits of $5.2 billion, including core deposits of $3.4 billion.

The Bank is subject to comprehensive regulation, examination and supervision by the New York State Banking Department, the “NYSBD,” and the Federal Deposit Insurance Corporation, the “FDIC”. NYCB is subject to regulation, examination and supervision by the Federal Reserve Board, the “FRB,” as a bank holding company.

Our principal executive offices are located at 615 Merrick Avenue, Westbury, New York 11590 and its telephone number is (516) 683-4100.

Additional information about us and our subsidiaries is included in documents incorporated by reference in this prospectus. See “Where You Can Find More Information” on page 4 of this prospectus.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges were as follows for the periods presented:

	Three Months Ended March 31, 2003	Year Ended December 31,
		2002	2001	2000	1999	1998
Ratio of Earnings to Fixed Charges:
Excluding Interest on Deposits	3.47	3.53	3.25	1.90	2.72	3.10
Including Interest on Deposits	2.69	2.47	1.80	1.44	1.70	1.68

For the purpose of computing the ratio of earnings to fixed charges, “earnings” consist of income before income taxes and extraordinary items plus fixed charges, excluding capitalized interest. “Fixed charges” consist of interest on short-term and long-term debt, including interest related to capitalized leases and capitalized interest, and one-third of rent expense, which approximates the interest component of that expense. In addition, where indicated, fixed charges include interest on deposits.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities for general corporate purposes unless otherwise indicated in the prospectus supplement relating to a specific issue of securities. Our general corporate purposes may include repurchasing our outstanding common stock, financing possible acquisitions of branches or other financial institutions or financial service companies, extending credit to, or funding investments in, our subsidiaries and repaying, reducing or refinancing indebtedness.

The precise amounts and the timing of our use of the net proceeds will depend upon market conditions, our subsidiaries’ funding requirements, the availability of other funds and other factors. Until we use the net proceeds from the sale of any of our securities for general corporate purposes, we will use the net proceeds to reduce our indebtedness or for temporary investments. We expect that we will, on a recurrent basis, engage in additional financings as the need arises to finance our corporate strategies, to fund our subsidiaries, to finance acquisitions or otherwise.

REGULATION AND SUPERVISION

Our principal subsidiary, New York Community Bank, is a New York State-chartered savings bank and is subject to regulation and supervision by the NYSBD, its chartering agency, and by the FDIC. As the holding company for New York Community Bank, we are a bank holding company subject to regulation and supervision by the FRB.

Because we are a holding company, our rights and the rights of our creditors, including the holders of the debt securities and common stock we are offering under this prospectus, to participate in the assets of any of our subsidiaries upon the subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary.

In addition, dividends, loans and advances from the Bank are restricted by federal and state statutes and regulations. Under applicable banking statutes, at March 31, 2003, the Bank could have declared additional dividends of approximately $488.4 million without further regulatory approval. The FDIC, the FRB and the NYSBD also have the authority to limit further the Bank’s payment of dividends based on other factors, such as the maintenance of adequate capital for such subsidiary bank.

In addition, there are various statutory and regulatory limitations on the extent to which the Bank can finance us or otherwise transfer funds or assets to us or to our nonbanking subsidiaries, whether in the form of loans, extensions of credit, investments or asset purchases. These extensions of credit and other transactions involving the Bank and us or a nonbanking subsidiary of ours are limited in amount to 10% of the Bank’s capital and surplus and, with respect to us and all our nonbanking subsidiaries, to an aggregate of 20% of the Bank’s capital and surplus. Furthermore, loans and extensions of credit are required to be secured in specified amounts and are required to be on terms and conditions consistent with safe and sound banking practices.

For a discussion of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries, and specific information relevant to us, you should refer to our Annual Report on Form 10-K for the year ended December 31, 2002, and any other subsequent reports filed by us with the SEC, which are incorporated by reference in this prospectus. This regulatory framework is intended primarily for the protection of depositors and the deposit insurance funds that insure deposits of banks, rather than for the protection of security holders. A change in the statutes, regulations or regulatory policies applicable to us or our subsidiaries may have a material effect on our business.

Changes to the laws and regulations can affect the operating environment of bank holding companies and their subsidiaries in substantial and unpredictable ways. We cannot accurately predict whether those changes in laws and regulations will occur, and, if those changes occur, the ultimate effect they would have upon our or our subsidiaries’ financial condition or results of operations.

DESCRIPTION OF DEBT SECURITIES

We may issue senior debt securities or subordinated debt securities. Senior debt securities will be issued under an indenture, the “senior indenture,” between us and Wilmington Trust Company, as senior indenture trustee. Subordinated debt securities will be issued under a separate indenture, the “subordinated indenture,” between us and Wilmington Trust Company, as subordinated indenture trustee. A copy of the form of each of these indentures are exhibits to the registration statement of which this prospectus is a part.

The senior debt securities will be unsecured and will rank equally with all of our other senior unsecured indebtedness. The subordinated debt securities will be unsecured and will be subordinated to all of our existing and future senior indebtedness and other financial obligations, as described under “Subordinated Debt Securities—Subordination” beginning on page 18.

The following describes the general terms and provisions of the debt securities to be offered by any prospectus supplement. The particular terms of the debt securities offered by a prospectus supplement and the extent, if any, to which these general provisions may apply to the debt securities so offered, will be described in the prospectus supplement relating to those securities. The following descriptions of the indentures are not complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the respective indentures.

General

The indentures permit us to issue the debt securities from time to time, without limitation as to aggregate principal amount, and in one or more series. The indentures also do not limit or otherwise restrict the amount of other indebtedness which we may incur or other securities which we or our subsidiaries may issue, including indebtedness which may rank senior to the debt securities. In this regard, nothing in the subordinated indenture prohibits the issuance of securities representing subordinated indebtedness that is senior or junior to the subordinated debt securities.

We may issue debt securities if the conditions contained in the indentures are satisfied. These conditions include the adoption of resolutions by our board of directors and a certificate of an authorized officer that establishes the terms of the debt securities being issued. Any resolution or officer’s certificate approving the issuance of any issue of debt securities will include the terms of that issue of debt securities, including:

•	the title and series designation;

•	the aggregate principal amount and the limit, if any, on the aggregate principal amount or initial issue price of the debt securities which may be issued under the applicable indenture;

•	the principal amount payable, whether at maturity or upon earlier acceleration;

•	whether the principal amount payable will be determined with reference to an index, formula or other method which may be calculated, by using, among other measurements, the value of currencies, securities or baskets of securities, commodities, or indices to which any such amount payable is linked;

•	whether the debt securities will be issued as original issue discount securities (as defined below);

•	the date or dates on which the principal of the debt securities is payable;

•	any fixed or variable interest rate or rates per annum or the method or formula for determining an interest rate;

•	the date from which any interest will accrue;

•	any interest payment dates;

•	whether the debt securities are senior or subordinated, and if subordinated, the terms of the subordination if different from that summarized in this prospectus;

•	the price or prices at which the debt securities will be issued, which may be expressed as a percentage of the aggregate principal amount of those debt securities;

•	the stated maturity date;

•	whether the debt securities are to be issued in global form;

•	any sinking fund requirements;

•	any provisions for redemption, the redemption price and any remarketing arrangements;

•	the minimum denominations;

•	whether the debt securities are denominated or payable in United States dollars or a foreign currency or units of two or more foreign currencies;

•	any restrictions on the offer, sale and delivery of the debt securities;

•	information with respect to book-entry procedures;

•	the place or places where payments or deliveries on the debt securities will be made and may be presented for registration of transfer or exchange;

•	whether any of the debt securities will be subject to defeasance in advance of the date for redemption or the stated maturity date;

•	whether and how we may satisfy our obligations with regard to payment upon maturity, any redemption, required repurchase, any exchange provisions or interest payment through the delivery to holders of other securities, which may or may not be issued by us, or a combination of cash, securities and/or property, referred to as “maturity consideration”;

•	the terms, if any, upon which the debt securities are convertible into other securities of ours or another issuer and the terms and conditions upon which any conversion will be effected, including the initial conversion price or rate, the conversion period and any other provisions in addition to or instead of those described in this prospectus; and

•	any other terms of the debt securities which are not inconsistent with the provisions of the applicable indenture.

The debt securities may be issued as “original issue discount securities” which bear no interest or interest at a rate which at the time of issuance is below market rates and which will be sold at a substantial discount below their principal amount. If the maturity of any original issue discount security is accelerated, the amount payable to the holder of the security will be determined by the applicable prospectus supplement, the terms of the security and the relevant indenture, but may be an amount less than the amount payable at the maturity of the principal of that original issue discount security. Special federal income tax and other considerations relating to original issue discount securities will be described in the applicable prospectus supplement.

Please see the accompanying prospectus supplement or pricing supplement you have received or will receive for the terms of the specific debt securities we are offering.

You should be aware that special U.S. Federal income tax, accounting and other considerations may apply to the debt securities. The prospectus supplement relating to an issue of debt securities will describe these considerations.

Registration and Transfer

Holders may present debt securities in registered form for transfer or exchange for other debt securities of the same series at the offices of the applicable indenture trustee according to the terms of the applicable indenture and the debt securities.

Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be issued in fully registered form, without coupons, and in denominations of (1) $1,000 or integral multiples of $1,000 for any senior debt security and (2) $100,000 or any integral multiple of $1,000 in excess of $100,000 for any subordinated debt security.

No service charge will be required for any transfer or exchange of the debt securities but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange.

Payment and Place of Payment

We will pay or deliver principal, maturity consideration and any premium and interest in the manner, at the places and subject to the restrictions set forth in the applicable indenture, the debt securities and the applicable prospectus supplement. However, at our option, we may pay any interest by check mailed to the holders of registered debt securities at their registered addresses.

Global Securities

Each indenture provides that we may issue debt securities in global form. If any series of debt securities is issued in global form, the prospectus supplement will describe any circumstances under which beneficial owners of interests in any of those global debt securities may exchange their interests for debt securities of that series and of like tenor and principal amount in any authorized form and denomination.

Events of Default

Unless otherwise indicated in the applicable prospectus supplement, the following are events of default under the senior indenture with respect to the senior debt securities:

•	default in the payment of any principal or premium on senior debt securities when due;

•	default in the payment of any interest on senior debt securities when due, which continues for 30 days;

•	default in the delivery or payment of the maturity consideration on senior debt securities when due;

•	default in the deposit of any sinking fund payment on senior debt securities when due;

•	default in the performance of any other obligation contained in the applicable indenture for the benefit of that series or in the senior debt securities of that series, which continues for 60 days after written notice;

•	default in the payment of any of our other indebtedness or the indebtedness of any principal constituent bank (as defined below) (whether currently existing or created in the future) having an original or principal amount of $5,000,000 or more which results in acceleration of that indebtedness and such acceleration has not been rescinded or annulled within 30 days of the related declaration;

•	specified events in bankruptcy, insolvency or reorganization of us or any principal constituent bank; and

•	any other event of default provided with respect to senior debt securities of any series.

If an event of default (other than an event of default arising from specified events in bankruptcy of us or any principal constituent bank) occurs and is continuing for any series of senior debt securities, the senior indenture trustee or the holders of not less than 25% in aggregate principal amount or, under certain circumstances, issue price of the outstanding debt securities of that series may declare all amounts, or any lesser amount provided for in the senior debt securities of that series, to be due and payable or deliverable immediately.

Unless otherwise indicated in the applicable prospectus supplement, the following are the events of default under the subordinated indenture with respect to the subordinated debt securities:

•	specified events in bankruptcy, insolvency or reorganization; and

•	with respect to a particular series of subordinated debt securities any other event of default provided with respect to that series.

If an event of default occurs and is continuing for any series of subordinated debt securities, the subordinated indenture trustee or the holders of not less than 25% in aggregate principal amount or, under certain circumstances, issue price of the outstanding securities of that series may declare all amounts, or any lesser amount provided for in the subordinated debt securities of that series, to be due and payable or deliverable immediately. The subordinated indenture trustee and the holders of subordinated debt securities will not be entitled to accelerate the maturity of the subordinated debt securities in the case of a default in the performance of any covenant with respect to the subordinated debt securities, including the payment of interest and principal or the delivery of the maturity consideration, unless such default is an event of default with respect to the subordinated debt securities of the applicable series.

If a default occurs and is continuing under the subordinated indenture, the subordinated indenture trustee may, in its discretion and subject to certain conditions, seek to enforce its rights and the rights of the holders of the subordinated debt securities by appropriate judicial proceedings. The following are defaults under the subordinated indenture with respect to subordinated debt securities of any series:

•	any event of default with respect to subordinated debt securities of that series;

•	default in the payment of any principal or premium on subordinated debt securities of that series when due;

•	default in the payment of any interest on subordinated debt securities of that series when due, which continues for 30 days;

•	default in the delivery or payment of the maturity consideration on subordinated debt securities of that series when due;

•	default in the performance of any other obligation contained in the subordinated indenture for the benefit of that series or in the subordinated debt securities of that series, which continues for 60 days after written notice; and

•	any other default provided with respect to subordinated debt securities of that series.

At any time after the applicable indenture trustee or the holders have accelerated a series of debt securities, but before the applicable indenture trustee has obtained a judgment or decree for payment of money due or delivery of the maturity consideration, the holders of a majority in aggregate principal amount or, under certain circumstances, issue price of outstanding debt securities of that series may rescind and annul that acceleration and its consequences, provided that all payments and/or deliveries due, other than those due as a result of acceleration, have been made and all events of default have been remedied or waived.

The holders of a majority in principal amount or aggregate issue price of the outstanding debt securities of any series may waive any default with respect to that series, except a default:

•	in the payment of any amounts due and payable or deliverable under the debt securities of that series; or

•	in an obligation contained in, or a provision of, an indenture which cannot be modified under the terms of that indenture without the consent of each holder of each series of debt securities affected.

The holders of a majority in principal amount or, under certain circumstances, issue price of the outstanding debt securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the applicable indenture trustee or exercising any trust or power conferred on the indenture trustee with respect to debt securities of that series, provided that any direction is not in conflict with any rule of law or the applicable indenture. Subject to the provisions of the applicable indenture relating to the duties of the indenture trustee, before proceeding to exercise any right or power under the indenture at the direction of the holders, the indenture trustee is entitled to receive from those holders reasonable security or indemnity against the costs, expenses and liabilities which it might incur in complying with any direction.

A holder of any debt security of any series will have the right to institute a proceeding with respect to the applicable indenture or for any remedy under the indenture, if:

•	that holder previously gives to the indenture trustee written notice of a continuing event of default with respect to debt securities of that series;

•	the holders of not less than 25% for any senior debt security, or a majority for any subordinated debt security, in aggregate principal amount or, under certain circumstances, issue price of the outstanding debt securities of that series also have made written request and offered the indenture trustee indemnity satisfactory to the indenture trustee to institute that proceeding as indenture trustee;

•	the indenture trustee will not have received from the holders of a majority in principal amount or, under certain circumstances, issue price of the outstanding debt securities of that series a direction inconsistent with the request; and

•	the indenture trustee fails to institute the proceeding within 60 days.

However, any holder of a debt security has the absolute right to institute suit for any defaulted payment after the due dates for payment of principal and interest under that debt security.

We are required to furnish to the indenture trustees annually a statement as to the performance of our obligations under the indentures and as to any default in that performance.

Modification and Waiver

Unless otherwise indicated in the applicable indenture supplement, we and the applicable indenture trustee may amend and modify each indenture with the consent of holders of at least a majority in principal amount or, under certain circumstances, issue price of each series of debt securities issued under that indenture affected. However, without the consent of each holder of any debt security issued under the applicable indenture, we may not amend or modify that indenture to:

•	change the stated maturity date of the principal or maturity consideration of, or any installment of principal or interest on, any debt security issued under that indenture;

•	reduce the principal amount or maturity consideration of, the rate of interest on, or any premium payable upon the redemption of any debt security issued under that indenture;

•	reduce the amount of principal or maturity consideration of an original issue discount security issued under that indenture payable upon acceleration of its maturity;

•	change the place or currency of payment of principal or maturity consideration of, or any premium or interest on, any debt security issued under that indenture;

•	impair the right to institute suit for the enforcement of any payment or delivery on or with respect to any debt security issued under that indenture;

•	reduce the percentage in principal amount or, under certain circumstances, issue price of debt securities of any series issued under that indenture, the consent of whose holders is required to modify or amend the indenture or to waive compliance with certain provisions of the indenture;

•	make any change relating to the subordination of the debt securities in a manner adverse to the holders of those debt securities or, in the case of subordinated debt securities, in a manner adverse to holders of senior indebtedness, unless the holders of senior indebtedness consent to that change under the terms of that senior indebtedness; or

•	reduce the percentage in principal amount or, under certain circumstances, issue price of debt securities of any series issued under that indenture, the consent of whose holders is required to waive any past default.

The holders of at least a majority in principal amount or, under certain circumstances, issue price of the outstanding debt securities of any series issued under that indenture may, with respect to that series, waive past defaults under the indenture, except as described under “—Events of Default” beginning on page 12.

Unless otherwise indicated in the applicable prospectus supplement, we and the applicable indenture trustee may also amend and modify each indenture without the consent of any holder for any of the following purposes:

•	to evidence the succession of another person to us;

•	to add to our covenants for the benefit of the holders of all or any series of securities;

•	to add events of default;

•	to add or change any provisions of the indentures to facilitate the issuance of bearer securities;

•	to change or eliminate any of the provisions of the applicable indenture, so long as any such change or elimination will become effective only when there is no outstanding security of any series which is entitled to the benefit of that provision;

•	to establish the form or terms of debt securities of any series;

•	to evidence and provide for the acceptance of appointment by a successor indenture trustee;

•	to cure any ambiguity, to correct or supplement any provision in the applicable indenture, or to make any other provisions with respect to matters or questions arising under that indenture so long as the interests of holders of debt securities of any series are not adversely affected in any material respect under that indenture;

•	to convey, transfer, assign, mortgage or pledge any property to or with the indenture trustee securing the debt securities; or

•	to provide for conversion rights of the holders of the debt securities of any series to enable those holders to convert those securities into other securities.

Consolidation, Merger and Sale of Assets

Unless otherwise indicated in the applicable prospectus supplement, we may consolidate or merge with or into any other corporation, and we may sell, lease or convey all or substantially all of our assets to any corporation, provided that:

•	the resulting corporation, if other than us, is a corporation organized and existing under the laws of the United States of America or any U.S. state and assumes all of our obligations to:

(1)	pay or deliver the principal or maturity consideration of, and any premium or interest on, the debt securities; and

(2)	perform and observe all of our other obligations under the indentures; and

•	we are not, or any successor corporation, as the case may be, is not, immediately after any consolidation or merger, in default under the indentures.

Neither of the indentures provides for any right of acceleration in the event of a consolidation, merger, sale of all or substantially all of the assets, recapitalization or change in our stock ownership. In addition, the indentures do not contain any provision which would protect the holders of debt securities against a sudden and dramatic decline in credit quality resulting from takeovers, recapitalizations or similar restructurings.

Regarding the Indenture Trustee

The indenture trustee provides trust services to us and our affiliates in connection with certain trust preferred securities that we currently have outstanding.

The occurrence of any default under either the senior indenture, the subordinated indenture or the indenture between us and the indenture trustee relating to our junior subordinated debentures, which may also be issued under this registration statement, could create a conflicting interest for the indenture trustee under the Trust Indenture Act. If that default has not been cured or waived within 90 days after the indenture trustee has or acquired a conflicting interest, the indenture trustee would generally be required by the Trust Indenture Act to eliminate that conflicting interest or resign as indenture trustee with respect to the debt securities issued under the senior indenture or the subordinated indenture, or with respect to the junior subordinated debentures issued to certain Delaware statutory trusts of ours under a separate indenture. If the indenture trustee resigns, we are required to promptly appoint a successor trustee with respect to the affected securities.

The Trust Indenture Act also imposes certain limitations on the right of the indenture trustee, as a creditor of ours, to obtain payment of claims in certain cases, or to realize on certain property received in respect to any cash claim or otherwise. The indenture trustee will be permitted to engage in other transactions with us, provided that, if it acquires a conflicting interest within the meaning of Section 310 of the Trust Indenture Act, it must generally either eliminate that conflict or resign.

International Offering

If specified in the applicable prospectus supplement, we may issue debt securities outside the United States. Those debt securities will be described in the applicable prospectus supplement. In connection with any offering outside the United States, we will designate paying agents, registrars or other agents with respect to the debt securities, as specified in the applicable prospectus supplement.

We will describe in the applicable prospectus supplement whether our debt securities issued outside the United States: (1) may be subject to certain selling restrictions; (2) may be listed on one or more foreign stock exchanges; and (3) may have special United States tax and other considerations applicable to an offering outside the United States.

SENIOR DEBT SECURITIES

The senior debt securities will be our direct, unsecured obligations and will rank equally with all of our other outstanding senior indebtedness.

Restrictive Covenants

Disposition of Voting Stock of Certain Subsidiaries.    Unless otherwise indicated in the applicable prospectus supplement, we may not sell or otherwise dispose of, or permit the issuance of, any voting stock or any security convertible or exercisable into voting stock of a “principal constituent bank” of ours or any subsidiary of ours which owns a controlling interest in a principal constituent bank. A “principal constituent bank” is a bank subsidiary that has total assets equal to 30% or more of our assets. Any designation of a banking subsidiary as a principal constituent bank with respect to senior debt securities of any series will remain effective until the senior debt securities of that series have been repaid. As of the date of this prospectus, New York Community Bank is our only principal constituent bank and no other banking subsidiaries have been designated as principal constituent banks with respect to any series of debt securities.

This restriction does not apply to dispositions made by us or any subsidiary:

•	acting in a fiduciary capacity for any person other than us or any subsidiary;

•	to us or any of our wholly-owned subsidiaries;

•	if required by law for the qualification of directors;

•	to comply with an order of a court or regulatory authority;

•	in connection with a merger of, or consolidation of, a principal constituent bank with or into a wholly-owned subsidiary or a majority-owned banking subsidiary, as long as we hold, directly or indirectly, in the entity surviving that merger or consolidation, not less than the percentage of voting stock we held in the principal constituent bank prior to that action;

•	if that disposition or issuance is for fair market value as determined by our board of directors, and, if after giving effect to that disposition or issuance and any potential dilution, we and our wholly-owned subsidiaries will own directly not less than 80% of the voting stock of that principal constituent bank or any subsidiary which owns a principal constituent bank;

•	if a principal constituent bank sells additional shares of voting stock to its stockholders at any price, if, after that sale, we hold directly or indirectly not less than the percentage of voting stock of that principal constituent bank we owned prior to that sale; or

•	if we or a subsidiary pledges or creates a lien on the voting stock of a principal constituent bank to secure a loan or other extension of credit by a majority-owned banking subsidiary subject to Section 23A of the Federal Reserve Act.

Limitation upon Liens on Certain Capital Stock.    Unless otherwise indicated in the applicable prospectus supplement, we may not at any time, directly or indirectly, create, assume, incur or permit to exist any mortgage, pledge, encumbrance or lien or charge of any kind upon:

•	any shares of capital stock of any principal constituent bank, other than directors’ qualifying shares; or

•	any shares of capital stock of a subsidiary which owns capital stock of any principal constituent bank.

This restriction does not apply to:

•	liens for taxes, assessments or other governmental charges or levies which are not yet due or are payable without penalty or which we are contesting in good faith by appropriate proceedings, so long as we have set aside on our books adequate reserves to cover the contested amount; or

•	the lien of any judgment, if that judgment is discharged, or stayed on appeal or otherwise, within 60 days.

Defeasance

We may terminate or “defease” our obligations under the senior indenture with respect to the senior debt securities of any series by taking the following steps:

(1)	depositing irrevocably with the senior indenture trustee an amount, which through the payment of interest, principal or premium, if any, will provide an amount sufficient to pay the entire amount of the senior debt securities:

•	in the case of senior debt securities denominated in U.S. dollars, U.S. dollars or U.S. government obligations;

•	in the case of senior debt securities denominated in a foreign currency, of money in that foreign currency or foreign government obligations of the foreign government or governments issuing that foreign currency; or

•	a combination of money and U.S. government obligations or foreign government obligations, as applicable;

(2)	delivering:

•	an opinion of independent counsel that the holders of the senior debt securities of that series will have no federal income tax consequences as a result of that deposit and termination;

•	if the senior debt securities of that series are then listed on a national or regional securities exchange in the United States, an opinion of counsel that those senior debt securities will not be delisted as a result of the exercise of this defeasance option;

•	an opinion of counsel as to certain other matters;

•	officers’ certificates certifying as to compliance with the senior indenture and other matters; and

(3)	paying all amounts due under the senior indenture.

Further, the defeasance cannot cause an event of default under the senior indenture or any other agreement or instrument and no default under the senior indenture or any such other agreement or instrument can exist at the time the defeasance occurs.

SUBORDINATED DEBT SECURITIES

The subordinated debt securities will be our direct, unsecured obligations. Unless otherwise specified in the applicable prospectus supplement, the subordinated debt securities will rank equally with all of our outstanding subordinated indebtedness that is not specifically stated to be junior to the subordinated debt securities.

Subordination

The subordinated debt securities will be subordinated in right of payment to all “senior indebtedness,” as defined in the subordinated indenture. In certain circumstances relating to our liquidation, dissolution, winding up, reorganization, insolvency or similar proceedings, the holders of all senior indebtedness will first be entitled to receive payment in full before the holders of the subordinated debt securities will be entitled to receive any payment on the subordinated debt securities.

If the maturity of any debt securities is accelerated, we will have to repay all senior indebtedness before we can make any payment on the subordinated debt securities.

In addition, we may make no payment on the subordinated debt securities in the event:

•	there is a default in any payment or delivery with respect to any senior indebtedness; or

•	there is an event of default with respect to any senior indebtedness which permits the holders of that senior indebtedness to accelerate the maturity of the senior indebtedness.

By reason of this subordination in favor of the holders of senior indebtedness, in the event of an insolvency, our creditors who are not holders of senior indebtedness or the subordinated debt securities may recover less, proportionately, than holders of senior indebtedness and may recover more, proportionately, than holders of the subordinated debt securities. Unless otherwise specified in the prospectus supplement relating to the particular series of subordinated debt securities, “senior indebtedness” is defined in the subordinated indenture as:

the principal of, premium, if any, and interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) on:

(i)    all indebtedness, obligations and other liabilities (contingent or otherwise) of NYCB for borrowed money (including obligations of the Company in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments) or evidenced by bonds, debentures, notes or other instruments for the payment of money, or indebtedness incurred in connection with the acquisition of any properties or assets (whether or not the recourse of the lender is to the whole of the assets of the Company or to only a portion thereof), other than any account payable or other accrued current liability or obligation to trade creditors incurred in the ordinary course of business;

(ii)    all obligations and liabilities (contingent or otherwise) in respect of leases of the Company required or permitted, in conformity with accounting principles generally accepted in the United States of America, to be accounted for as capitalized lease obligations on the balance sheet of the Company;

(iii)    all direct or indirect guaranties or similar agreements by the Company in respect of, and obligations or liabilities (contingent or otherwise) of the Company to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (1) and (2); and

(iv)    any and all amendments, renewals, extensions and refundings of any indebtedness, obligation or liability of the kind described in clauses (1) through (3).

“Senior Indebtedness” does not include:

(i)    any indebtedness in which the instrument or instruments evidencing or securing the same or pursuant to which the same is outstanding, or in any amendment, renewal, extension or refunding of such instrument or instruments, it is expressly provided that such indebtedness shall not be senior in right of payment to the Securities or expressly provides that such Indebtedness is pari passu or junior to the Securities; or

(ii)    trade accounts payable in the ordinary course of business.

The subordinated indenture does not limit or prohibit the incurrence of additional senior indebtedness, which may include indebtedness that is senior to the subordinated debt securities, but subordinate to our other obligations. Any prospectus supplement relating to a particular series of subordinated debt securities will set forth the aggregate amount of our indebtedness senior to the subordinated debt securities as of a recent practicable date.

The subordinated debt securities will rank equally in right of payment with each other.

The prospectus supplement may further describe the provisions, if any, which may apply to the subordination of the subordinated debt securities of a particular series.

Restrictive Covenants

The subordinated indenture does not contain any significant restrictive covenants. The prospectus supplement relating to a series of subordinated debt securities may describe certain restrictive covenants, if any, to which we may be bound under the subordinated indenture.

DESCRIPTION OF COMMON STOCK

Company

NYCB, which is incorporated under the General Corporation Law of the State of Delaware, is authorized to issue 300,000,000 shares of its common stock, $0.01 par value, of which 105,389,709 shares were issued and outstanding as of May 5, 2003 and 35,129,903 shares were reserved for issuance on May 21, 2003 to shareholders of record on May 5, 2003 as a result of a stock split, effected as a dividend, declared by the Board of Directors. NYCB is also authorized to issue 5,000,000 shares of its preferred stock, $0.01 par value, of which none have been issued as of May 5, 2003. NYCB’s board of directors may at any time, without additional approval of the holders of preferred stock or common stock, issue additional authorized shares of preferred stock or common stock.

Voting Rights

The holders of common stock are entitled to one vote per share on all matters presented to shareholders. Holders of common stock are not entitled to cumulate their votes in the election of directors.

No Preemptive or Conversion Rights

The holders of common stock do not have preemptive rights to subscribe for a proportionate share of any additional securities issued by NYCB before such securities are offered to others. The absence of preemptive rights increases NYCB’s flexibility to issue additional shares of common stock in connection with NYCB’s acquisitions, employee benefit plans and for other purposes, without affording the holders of common stock a right to subscribe for their proportionate share of those additional securities. The holders of common stock are not entitled to any redemption privileges, sinking fund privileges or conversion rights.

Dividends

Holders of common stock are entitled to receive dividends ratably when, as and if declared by NYCB’s board of directors from assets legally available therefor, after payment of all dividends on preferred stock, if any is outstanding. Under Delaware Law, NYCB may pay dividends out of surplus or net profits for the fiscal year in which declared and/or for the preceding fiscal year, even if our surplus accounts are in a deficit position. Dividends paid by our subsidiary Bank are the primary source of funds available to NYCB for payment of dividends to our stockholders and for other needs. NYCB’s board of directors intends to maintain its present policy of paying regular quarterly cash dividends. The declaration and amount of future dividends will depend on circumstances existing at the time, including NYCB’s earnings, financial condition and capital requirements, as well as regulatory limitations and such other factors as NYCB’s board of directors deems relevant. See “Regulation and Supervision” on page 9.

NYCB’s principal assets and sources of income consist of investments in our operating subsidiaries, which are separate and distinct legal entities.

Liquidation

Upon liquidation, dissolution or the winding up of the affairs of NYCB, holders of common stock are entitled to receive their pro rata portion of the remaining assets of NYCB after the holders of NYCB’s preferred stock, if any, have been paid in full any sums to which they may be entitled.

Certain Charter and Bylaw Provisions Affecting Stock

NYCB’s Amended and Restated Certificate of Incorporation and Bylaws contain several provisions that may make NYCB a less attractive target for an acquisition of control by anyone who does not have the support of NYCB’s board of directors. Such provisions include, among other things, the requirement of a supermajority vote of stockholders or directors to approve certain business combinations and other corporate actions, a minimum price provision, several special procedural rules, a staggered board of directors, and the limitation that stockholder actions without a meeting may only be taken by unanimous written stockholder consent. The foregoing is qualified in its entirely by reference to NYCB’s Amended and Restated Certificate of Incorporation, and Bylaws both of which are on file with the SEC.

Restrictions on Ownership

The Bank Holding Company Act of 1956, the “BHC Act,” generally would prohibit any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of NYCB. “Control” is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the FRB before acquiring 5% or more of the voting stock of NYCB. In addition, the Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the FRB has been notified and has not objected to the transaction. Under a rebuttable presumption established by the FRB, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as NYCB, could constitute acquisition of control of the bank holding company.

NYCB Stockholder Protection Rights Agreement

The following is a description of the rights issued under the NYCB stockholder protection rights agreement, as amended. This description is subject to, and is qualified in its entirety by reference to, the text of the rights agreement. A description of the rights agreement specifying the terms of the rights has been included in reports filed by NYCB under the Exchange Act. See “Where You Can Find More Information” on page 4.

Each issued share of NYCB common stock has attached to it one right issued pursuant to a Stockholder Protection Rights Agreement, dated as of January 16, 1996, and amended on March 27, 2001 and August 1, 2002, between NYCB and Registrar and Transfer Company, as rights agent. Each right entitles its holder to purchase one one-hundredth of a share of participating preferred stock of NYCB at an exercise price of $120, subject to adjustment, after the separation time, which means after the close of business on the earlier of:

•	the tenth business day after commencement of a tender or exchange offer that, if consummated, would result in the offeror becoming an “acquiring person,” which is defined in the rights agreement as a person beneficially owning 10% or more of the outstanding shares of NYCB common stock; and

•	the tenth business day after the first date of public announcement by the Company that a person has become an acquiring person, which is also called the flip-in date.

The rights are not exercisable until the business day following the separation time. The rights expire on the earlier of:

•	the close of business on January 16, 2006;

•	redemption, as described below;

•	an exchange for common stock, as described below; or

•	the merger of NYCB into another corporation pursuant to an agreement entered into prior to a flip-in date.

The NYCB board of directors may, at any time prior to the occurrence of a flip-in date, redeem all the rights at a price of $0.01 per right.

If a flip-in date occurs, each right, other than those held by an acquiring person or any affiliate or associate of the acquiring person or by any transferees of any of these persons, will constitute the right to purchase shares of NYCB common stock having an aggregate market price equal to $240 in cash, subject to adjustment. In addition, the NYCB board of directors may, at any time between a flip-in date and the time that an acquiring person becomes the beneficial owner of more than 50% of the outstanding shares of NYCB common stock, elect to exchange the rights for shares of NYCB common stock at an exchange ratio of one share of NYCB common stock per right.

Under the rights agreement, after a flip-in date occurs, NYCB may not consolidate or merge, or engage in other similar transactions, with an acquiring person without entering into a supplemental agreement with the acquiring person providing that, upon consummation or occurrence of the transaction, each right shall thereafter constitute the right to purchase common stock of the acquiring person having an aggregate market price equal to $240 in cash, subject to adjustment.

These rights may not prevent a takeover of NYCB. The rights, however, may have antitakeover effects. The rights may cause substantial dilution to a person or group that acquires 10% or more of the outstanding NYCB common stock unless the rights are first redeemed by the NYCB board of directors.

DESCRIPTION OF PREFERRED STOCK

The following summary contains a description of the general terms of the preferred stock that we may issue. The specific terms of any series of preferred stock will be described in the prospectus supplement relating to that series of preferred stock. The terms of any series of preferred stock may differ from the terms described below. Certain provisions of the preferred stock described below and in any prospectus supplement are not complete. You should refer to the amendment to our Certificate of Incorporation or the Certificate of Designation, with respect to the establishment of a series of preferred stock which will be filed with the SEC in connection with the offering of such series of preferred stock.

General

Our amended and restated certificate of incorporation permits our board of directors to authorize the issuance of up to 5,000,000 shares of preferred stock, par value $0.01, in one or more series, without shareholder action. The board of directors can fix the designation, powers, preferences and rights of each series. Therefore, without shareholder approval, our board of directors can authorize the issuance of preferred stock with voting, dividend, liquidation and conversion and other rights that could dilute the voting power of the common stock and may assist management in impeding any unfriendly takeover or attempted change in control. None of our preferred stock is currently outstanding.

The preferred stock has the terms described below unless otherwise provided in the prospectus supplement relating to a particular series of the preferred stock. You should read the prospectus supplement relating to the particular series of the preferred stock being offered for specific terms, including:

•	the designation and stated value per share of the preferred stock and the number of shares offered;

•	the amount of liquidation preference per share;

•	the price at which the preferred stock will be issued;

•	the dividend rate, or method of calculation, the dates on which dividends will be payable, whether dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will commence to accumulate;

•	any redemption or sinking fund provisions;

•	any conversion provisions;

•	whether we have elected to offer depositary shares as described under “Description of Depositary Shares”; and

•	any other rights, preferences, privileges, limitations and restrictions on the preferred stock.

The preferred stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the prospectus supplement, each series of the preferred stock will rank equally as to dividends and liquidation rights in all respects with each other series of preferred stock. The rights of holders of shares of each series of preferred stock will be subordinate to those of our general creditors.

As described under “Description of Depositary Shares,” we may, at our option, with respect to any series of the preferred stock, elect to offer fractional interests in shares of preferred stock, and provide for the issuance of depositary receipts representing depositary shares, each of which will represent a fractional interest in a share of the series of the preferred stock. The fractional interest will be specified in the prospectus supplement relating to a particular series of the preferred stock.

Rank

Any series of the preferred stock will, with respect to the priority of the payment of dividends and the priority of payments upon liquidation, winding up and dissolution, rank:

•	senior to all classes of common stock and all equity securities issued by us the terms of which specifically provide that the equity securities will rank junior to the preferred stock (the junior securities);

•	equally with all equity securities issued by us the terms of which specifically provide that the equity securities will rank equally with the preferred stock (the parity securities); and

•	junior to all equity securities issued by us the terms of which specifically provide that the equity securities will rank senior to the preferred stock.

Dividends

Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, cash dividends at such rates and on such dates described, if any, in the prospectus supplement. Different series of preferred stock may be entitled to dividends at different rates or based on different methods of calculation. The dividend rate may be fixed or variable or both. Dividends will be payable to the holders of record as they appear on our stock books on record dates fixed by our board of directors, as specified in the applicable prospectus supplement.

Dividends on any series of the preferred stock may be cumulative or noncumulative, as described in the applicable prospectus supplement. If our board of directors does not declare a dividend payable on a dividend payment date on any series of noncumulative preferred stock, then the holders of that noncumulative preferred stock will have no right to receive a dividend for that dividend payment date, and we will have no obligation to pay the dividend accrued for that period, whether or not dividends on that series are declared payable on any future dividend payment dates. Dividends on any series of cumulative preferred stock will accrue from the date we initially issue shares of such series or such other date specified in the applicable prospectus supplement.

No full dividends may be declared or paid or funds set apart for the payment of any dividends on any parity securities unless dividends have been paid or set apart for payment on the preferred stock. If full dividends are not paid, the preferred stock will share dividends pro rata with the parity securities. No dividends may be declared or paid or funds set apart for the payment of dividends on any junior securities unless full cumulative dividends for all dividend periods terminating on or prior to the date of the declaration or payment will have been paid or declared and a sum sufficient for the payment set apart for payment on the preferred stock.

Our ability to pay dividends on our preferred stock is subject to policies established by the Federal Reserve Board.

Rights Upon Liquidation

If we dissolve, liquidate or wind up our affairs, either voluntarily or involuntarily, the holders of each series of preferred stock will be entitled to receive, before any payment or distribution of assets is made to holders of junior securities, liquidating distributions in the amount described in the prospectus supplement relating to that series of the preferred stock, plus an amount equal to accrued and unpaid dividends and, if the series of the preferred stock is cumulative, for all dividend periods prior to that point in time. If the amounts payable with respect to the preferred stock of any series and any other parity securities are not paid in full, the holders of the preferred stock of that series and of the parity securities will share proportionately in the distribution of our assets in proportion to the full liquidation preferences to which they are entitled. After the holders of preferred stock and the parity securities are paid in full, they will have no right or claim to any of our remaining assets.

Because we are a bank holding company, our rights, the rights of our creditors and of our stockholders, including the holders of the preferred stock offered by this prospectus, to participate in the assets of any subsidiary upon the subsidiary’s liquidation or recapitalization may be subject to the prior claims of the subsidiary’s creditors except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary.

Redemption

We may provide that a series of the preferred stock may be redeemable, in whole or in part, at our option with prior Federal Reserve Board approval. In addition, a series of preferred stock may be subject to mandatory redemption pursuant to a sinking fund or otherwise. The redemption provisions that may apply to a series of preferred stock, including the redemption dates and the redemption prices for that series, will be described in the prospectus supplement.

In the event of partial redemptions of preferred stock, whether by mandatory or optional redemption, our board of directors will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method determined to be equitable.

On or after a redemption date, unless we default in the payment of the redemption price, dividends will cease to accrue on shares of preferred stock called for redemption. In addition, all rights of holders of the shares will terminate except for the right to receive the redemption price.

Unless otherwise specified in the applicable prospectus supplement for any series of preferred stock, if any dividends on any other series of preferred stock ranking equally as to payment of dividends and liquidation rights with such series of preferred stock are in arrears, no shares of any such series of preferred stock may be redeemed, whether by mandatory or optional redemption, unless all shares of preferred stock are redeemed, and we will not purchase any shares of such series of preferred stock. This requirement, however, will not prevent us from acquiring such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

Under current regulations, bank holding companies, except in certain narrowly defined circumstances, may not exercise any option to redeem shares of preferred stock included as Tier 1 capital without the prior approval of the Federal Reserve Board. Ordinarily, the Federal Reserve Board would not permit such a redemption unless

(1) the shares are redeemed with the proceeds of a sale by the bank holding company of common stock or perpetual preferred stock or (2) the Federal Reserve determines that the bank holding company’s condition and circumstances warrant the reduction of a source of permanent capital.

Voting Rights

Unless otherwise described in the applicable prospectus supplement, holders of the preferred stock will have no voting rights except as otherwise required by law or in our articles of organization.

Under regulations adopted by the Federal Reserve Board, if the holders of any series of the preferred stock are or become entitled to vote for the election of directors, such series may then be deemed a “class of voting securities” and a holder of 25% or more of such series, or a holder of 5% or more if it otherwise exercises a “controlling influence” over us, may then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. In addition, at such time as such series is deemed a class of voting securities, (a) any other bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 5% or more of that series and (b) any person other than a bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 10% or more of that series.

Exchangeability

We may provide that the holders of shares of preferred stock of any series may be required at any time or at maturity to exchange those shares for our debt securities. The applicable prospectus supplement will specify the terms of any such exchange.

DESCRIPTION OF DEPOSITARY SHARES

General

We may, at our option, elect to offer fractional shares of preferred stock, which we call depositary shares, rather than full shares of preferred stock. If we do, we will issue to the public receipts, called depositary receipts, for depositary shares, each of which will represent a fraction, to be described in the prospectus supplement, of a share of a particular series of preferred stock.

The shares of any series of preferred stock represented by depositary shares will be deposited with a depositary named in the prospectus supplement. Unless otherwise provided in the prospectus supplement, each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in a share of preferred stock represented by the depositary share, to all the rights and preferences of the preferred stock represented by the depositary share. Those rights include dividend, voting, redemption, conversion and liquidation rights.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary shares in proportion to the numbers of depositary shares owned by those holders.

If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

Withdrawal of Stock

Unless the related depositary shares have been previously called for redemption, upon surrender of the depositary receipts at the office of the depositary, the holder of the depositary shares will be entitled to delivery, at the office of the depositary to or upon his or her order, of the number of whole shares of the preferred stock and any money or other property represented by the depositary shares. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the depositary will deliver to the holder at the same time a new depositary receipt evidencing the excess number of depositary shares. In no event will the depositary deliver fractional shares of preferred stock upon surrender of depositary receipts.

Redemption of Depositary Shares

Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing shares of the preferred stock so redeemed, so long as we have paid in full to the depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accumulated and unpaid dividends on the preferred stock to the date fixed for redemption. The redemption price per depositary share will be equal to the redemption price and any other amounts per share payable on the preferred stock multiplied by the fraction of a share of preferred stock represented by one depositary share. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata or by any other equitable method as may be determined by the depositary.

After the date fixed for redemption, depositary shares called for redemption will no longer be deemed to be outstanding and all rights of the holders of depositary shares will cease, except the right to receive the moneys payable upon redemption and any money or other property to which the holders of the depositary shares were entitled upon redemption upon surrender to the depositary of the depositary receipts evidencing the depositary shares.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary receipts relating to that preferred stock. The record date for the depositary receipts relating to the preferred stock will be the same date as the record date for the preferred stock. Each record holder of the depositary shares on the record date will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of preferred stock represented by that holder’s depositary shares. The depositary will endeavor, insofar as practicable, to vote the number of shares of preferred stock represented by the depositary shares in accordance with those instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will not vote any shares of preferred stock except to the extent it receives specific instructions from the holders of depositary shares representing that number of shares of preferred stock.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its election to do so, and we may remove the depositary at any time. Any resignation or removal of the depositary will take effect upon our appointment of a successor depositary and its acceptance of such appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Notices

The depositary will forward to holders of depositary receipts all notices, reports and other communications, including proxy solicitation materials received from us, which are delivered to the depositary and which we are required to furnish to the holders of the preferred stock.

Limitation of Liability

Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our obligations. Our obligations and those of the depositary will be limited to performance in good faith of our and their duties thereunder. We and the depositary will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, on information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Inspection of Books

Any record holder of depositary shares who has been a holder for at least six months or who holds at least five percent of our outstanding shares of capital stock will be entitled to inspect the transfer books relating to the depositary shares and the list of record holders of depositary shares upon certification to the depositary that the holder is acting in good faith and that the inspection is for a proper purpose.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt securities, preferred stock, depositary shares or common stock. We may offer warrants separately or together with one or more additional warrants, debt securities, preferred stock, depositary shares or common stock, or any combination of those securities in the form of units, as described in the appropriate prospectus supplement. If we issue warrants as part of a unit, the accompanying prospectus supplement will specify whether those warrants may be separated from the other securities in the unit prior to the warrants’ expiration date. Below is a description of certain general terms and provisions of the warrants that we may offer. Further terms of the warrants will be described in the prospectus supplement.

The applicable prospectus supplement will contain, where applicable, the following terms of and other information relating to the warrants:

•	the specific designation and aggregate number of, and the price at which we will issue, the warrants;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	the date on which the right to exercise the warrants will begin and the date on which that right will expire or, if you may not continuously exercise the warrants throughout that period, the specific date or dates on which you may exercise the warrants;

•	any applicable anti-dilution provisions;

•	any applicable redemption or call provisions;

•	the circumstances under which the warrant exercise price may be adjusted.

•	whether the warrants will be issued in fully registered form or bearer form, in definitive or global form or in any combination of these forms, although, in any case, the form of a warrant included in a unit will correspond to the form of the unit and of any security included in that unit;

•	any applicable material United States federal income tax consequences;

•	the identity of the warrant agent for the warrants and of any other depositaries, execution or paying agents, transfer agents, registrars or other agents;

•	the proposed listing, if any, of the warrants or any securities purchasable upon exercise of the warrants on any securities exchange;

•	the designation and terms of the preferred stock or common stock purchasable upon exercise of the warrants;

•	the designation, aggregate principal amount, currency and terms of the debt securities that may be purchased upon exercise of the warrants;

•	if applicable, the designation and terms of the debt securities, preferred stock, depositary shares or common stock with which the warrants are issued and the number of warrants issued with each security;

•	if applicable, the date from and after which the warrants and the related debt securities, preferred stock, depositary shares or common stock will be separately transferable;

•	the number of shares of preferred stock, the number of depositary shares or the number of shares of common stock purchasable upon exercise of a warrant and the price at which those shares may be purchased;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	the antidilution provisions of the warrants, if any;

•	any redemption or call provisions;

•	whether the warrants are to be sold separately or with other securities as parts of units; and

•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to holders, a specified or varying number of shares of common stock, preferred stock or depositary shares at a future date. Alternatively, the stock purchase contracts may obligate holders to sell to us, a specified or varying number of shares of common stock, preferred stock or depositary shares. The consideration per share of common stock, preferred stock or depositary shares may be fixed at the time that the stock purchase contracts are entered into or may be determined by reference to a specific formula set forth in the stock purchase contracts. Any stock purchase contract may include anti-dilution provisions to adjust the number of shares to be delivered pursuant to such stock purchase contract upon the occurrence of certain events.

The stock purchase contracts may be entered into separately or as part of units (“stock purchase units”), consisting of a stock purchase contract and debt securities, trust preferred securities or debt obligations of third parties, including U.S. Treasury securities, other stock purchase contracts or common stock, in each case securing holders’ obligations to purchase, or to sell, as the case may be, common stock, preferred stock or depositary shares under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to holders of the stock purchase units, or vice versa, and such payments may be unsecured or prefunded and may be paid on a current or on a deferred basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner.

PLAN OF DISTRIBUTION

We may sell securities:

•	to the public through a group of underwriters managed or co-managed by one or more underwriters;

•	through one or more agents; or

•	directly to purchasers.

The distribution of the securities may be effected from time to time in one or more transactions:

•	at a fixed price, or prices which may be changed from time to time;

•	at market prices prevailing at the time of sale;

•	at prices related to those prevailing market prices; or

•	at negotiated prices.

A prospectus supplement will describe the method of distribution of the securities and any applicable restrictions.

The prospectus supplement with respect to the securities of a particular series will describe the terms of the offering of the securities, including the following:

•	the name or names of any agents or underwriters;

•	the public offering or purchase price;

•	any discounts and commissions to be allowed or paid to the agents or underwriters;

•	all other items constituting underwriting compensation;

•	any discounts and commissions to be allowed or paid to dealers; and

•	any exchanges on which the securities will be listed.

We may agree to enter into an agreement to indemnify the agents and the several underwriters against certain civil liabilities, including liabilities under the Securities Act or to contribute to payments the agents or the underwriters may be required to make.

If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase debt securities from us pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Each contract will be for an amount not less than, and the aggregate amount of securities sold pursuant to those contracts will be equal to, the respective amounts stated in the prospectus supplement. Institutions with whom the contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to our approval. Delayed delivery contracts will not be subject to any conditions except that:

•	the purchase by an institution of the debt securities covered under that contract will not at the time of delivery be prohibited under the laws of the jurisdiction to which that institution is subject; and

•	if the debt securities are also being sold to underwriters acting as principals for their own account, the underwriters will have purchased those debt securities not sold for delayed delivery. The underwriters and other persons acting as our agents will not have any responsibility in respect of the validity or performance of delayed delivery contracts.

Certain of the underwriters and their associates and affiliates may be customers of, have borrowing relationships with, engage in other transactions with, and/or perform services, including investment banking services, for, us or one or more of our affiliates in the ordinary course of business.

LEGAL OPINIONS

The validity of the securities offered hereby will be passed upon for us by Muldoon Murphy & Faucette LLP, Washington, D.C.

EXPERTS

The consolidated financial statements of NYCB and subsidiaries as of December 31, 2002 and December 31, 2001 and for each of the years in the three-year period ended December 31, 2002 have been incorporated by reference herein in reliance upon the report, also incorporated by reference herein, of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP refers to changes, in 2002, as NYCB adopted the provisions of Statement of Financial Accounting Standard No.142, “Goodwill and Other Intangibles.” The report of KPMG also refers to changes in 2001, as the Company adopted the provisions of Statement of Financial Accounting Standard No. 141, “Business Combinations.”

10,125,000 shares

Common Stock

PROSPECTUS SUPPLEMENT

JANUARY 26, 2004

Bear, Stearns & Co. Inc.